UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________
FORM 6-K
_________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2017
Commission file number 1- 33198

_________________________
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40- F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐            No  ☒

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2017

ITEM 1 - FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Revenues (note 6)	264,792	284,464	540,930	591,172
Voyage expenses	(20,196)	(17,588)	(45,337)	(35,932)
Vessel operating expenses (note 6)	(89,705)	(90,761)	(168,695)	(186,113)
Time-charter hire expenses	(19,507)	(18,829)	(41,263)	(34,151)
Depreciation and amortization	(74,287)	(74,057)	(149,013)	(148,979)
General and administrative (notes 6 and 11)	(13,379)	(13,821)	(27,996)	(28,290)
Write-down of vessels (note 13)	(1,500)	(43,650)	(1,500)	(43,650)
Restructuring charge	—	(1,487)	(450)	(1,487)
Income from vessel operations	46,218	24,271	106,676	112,570

Interest expense (notes 5, 6 and 7)	(36,602)	(33,347)	(72,706)	(69,373)
Interest income	406	293	752	697
Realized and unrealized loss on derivative instruments (note 7)	(21,797)	(62,037)	(28,329)	(122,527)
Equity income	3,425	3,626	7,900	8,909
Foreign currency exchange loss (note 7)	(6,564)	(13,087)	(6,787)	(15,925)
Other expense - net (note 3)	(1,134)	(21,286)	(912)	(21,277)
(Loss) income before income tax (expense) recovery	(16,048)	(101,567)	6,594	(106,926)
Income tax (expense) recovery (note 8)	(418)	1,438	(1,797)	4,274
Net (loss) income	(16,466)	(100,129)	4,797	(102,652)

Non-controlling interests in net (loss) income	3,539	2,496	5,911	4,384
Preferred unitholders' interest in net (loss) income (note 10)	12,386	10,314	24,772	21,063
General Partner’s interest in net (loss) income	(648)	(2,260)	(518)	(2,563)
Limited partners' interest in net (loss) income	(31,743)	(110,679)	(25,368)	(125,536)
Limited partners' interest in net (loss) income for basic net (loss) income per common unit (note 10)	(32,552)	(127,409)	(26,977)	(142,266)
Limited partner's interest in net (loss) income per common unit
- basic (note 10)	(0.22)	(1.18)	(0.18)	(1.32)
- diluted (note 10)	(0.22)	(1.18)	(0.18)	(1.32)
Weighted-average number of common units outstanding:
- basic	151,364,950	107,794,323	150,006,972	107,424,853
- diluted	151,364,950	107,794,323	150,006,972	107,424,853
Cash distributions declared per unit	0.0100	0.1100	0.1200	0.2200
Related party transactions (note 6)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Net (loss) income	(16,466)	(100,129)	4,797	(102,652)
Other comprehensive loss:
Other comprehensive loss before reclassifications
Unrealized loss on qualifying cash flow hedging instruments (note 7)	(3,035)	(6,356)	(2,878)	(19,887)
Amounts reclassified from accumulated other comprehensive loss
To interest expense:
Realized loss on qualifying cash flow hedging instruments (note 7)	706	—	762	—
Other comprehensive loss	(2,329)	(6,356)	(2,116)	(19,887)
Comprehensive (loss) income	(18,795)	(106,485)	2,681	(122,539)
Non-controlling interests in comprehensive (loss) income	3,539	2,496	5,911	4,384
Preferred unitholders' interest in comprehensive (loss) income	12,386	10,314	24,772	21,063
General and limited partners' interest in comprehensive (loss) income	(34,720)	(119,295)	(28,002)	(147,986)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at June 30,	As at December 31,
	2017	2016
	$	$
ASSETS
Current
Cash and cash equivalents	212,267	227,378
Restricted cash (notes 5, 7 and 9e)	96,728	92,265
Accounts receivable, including non-trade of $11,197 (December 31, 2016 - $13,032)	123,018	114,576
Vessels held for sale	6,900	6,900
Net investments in direct financing leases - current (note 3b)	5,794	4,417
Prepaid expenses	23,676	25,187
Due from affiliates (note 6c)	32,966	77,811
Other current assets (note 7)	11,127	21,282
Total current assets	512,476	569,816
Restricted cash - long-term (note 7)	2,992	22,644
Vessels and equipment
At cost, less accumulated depreciation of $1,642,481 (December 31, 2016 - $1,494,038)	3,997,446	4,084,803
Advances on newbuilding contracts and conversion costs (notes 9a,9b,9e and 9f)	695,985	632,130
Net investments in direct financing leases (note 3b)	14,080	13,169
Investment in equity accounted joint ventures (notes 9d and 12)	152,946	141,819
Deferred tax asset	24,918	24,659
Other assets (note 7)	92,293	100,435
Goodwill	129,145	129,145
Total assets	5,622,281	5,718,620
LIABILITIES AND EQUITY
Current
Accounts payable	14,384	8,946
Accrued liabilities (notes 7 and 11)	139,913	150,281
Deferred revenues	56,301	57,373
Due to affiliates (note 6c)	88,854	96,555
Current portion of derivative instruments (note 7)	58,935	55,002
Current portion of long-term debt (note 5)	891,558	586,892
Current portion of in-process revenue contracts	11,524	12,744
Total current liabilities	1,261,469	967,793
Long-term debt (note 5)	2,252,561	2,596,002
Derivative instruments (note 7)	272,422	282,138
Due to affiliates (notes 6b, 6c and 6g)	200,000	200,000
In-process revenue contracts	45,182	50,281
Other long-term liabilities	202,600	211,611
Total liabilities	4,234,234	4,307,825
Commitments and contingencies (notes 5, 7 and 9)
Redeemable non-controlling interest	424	962
Convertible Preferred Units (12.5 million units issued and outstanding at June 30, 2017 and December 31, 2016) (note 10)	272,877	271,237
Equity
Limited partners - common units (153.9 million and 147.5 million units issued and outstanding at June 30, 2017 and December 31, 2016, respectively) (notes 10 and 11)	757,086	784,056
Limited partners - preferred units (11.0 million units issued and outstanding at June 30, 2017 and December 31, 2016) (note 10)	266,925	266,925
General Partner	20,105	20,658
Warrants (note 10)	13,797	13,797
Accumulated other comprehensive loss	(2,920)	(804)
Non-controlling interests	59,753	53,964
Total equity	1,114,746	1,138,596
Total liabilities and total equity	5,622,281	5,718,620
Subsequent events (note 14)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2017	2016
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	4,797	(102,652)
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 7)	(5,526)	51,094
Equity income, net of dividends received of $7,000 (2016 - $3,472)	(900)	(5,437)
Depreciation and amortization	149,013	148,979
Write-down of vessels (note 13)	1,500	43,650
Deferred income tax expense (recovery) (note 8)	762	(5,436)
Amortization of in-process revenue contracts	(6,319)	(6,355)
Unrealized foreign currency exchange (gain) loss and other	35,143	26,735
Change in non-cash working capital items related to operating activities	14,909	32,055
Expenditures for dry docking	(2,815)	(10,801)
Net operating cash flow	190,564	171,832
FINANCING ACTIVITIES
Proceeds from long-term debt (note 5)	207,464	163,112
Scheduled repayments of long-term debt (note 5)	(263,169)	(263,850)
Prepayments of long-term debt (note 5)	—	(21,607)
Debt issuance costs (note 5)	(2,214)	(6,102)
Equity contribution from joint venture partners	—	750
Proceeds from issuance of common units (note 10)	585	102,930
Proceeds from issuance of preferred units and warrants (note 10)	—	100,000
Expenses relating to equity offerings	(212)	(5,601)
Decrease in restricted cash (note 7)	15,189	31,990
Cash distributions paid by the Partnership	(34,412)	(45,538)
Cash distributions paid by subsidiaries to non-controlling interests	(660)	(110)
Other	(483)	(90)
Net financing cash flow	(77,912)	55,884
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts and conversion costs	(118,601)	(106,432)
Proceeds from sale of vessels and equipment	—	55,450
Investment in equity accounted joint ventures	(12,339)	(52,873)
Direct financing lease payments received (investments)	3,177	(1,616)
Net investing cash flow	(127,763)	(105,471)
(Decrease) increase in cash and cash equivalents	(15,111)	122,245
Cash and cash equivalents, beginning of the period	227,378	258,473
Cash and cash equivalents, end of the period	212,267	380,718
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	Warrants $	General Partner $	Accumulated Other Comprehensive Loss $	Non- controlling Interests $	Total Equity $	Convertible Preferred Units #	Convertible Preferred Units $	Redeemable Non- controlling Interest $
Balance as at December 31, 2016	147,514	784,056	11,000	266,925	13,797	20,658	(804)	53,964	1,138,596	12,517	271,237	962
Net income (loss)	—	(25,368)	—	10,750	—	(518)	—	5,899	(9,237)	—	14,022	12
Other comprehensive loss (note 7)	—	—	—	—	—	—	(2,116)	—	(2,116)	—	—	—
Cash distributions	—	(23,662)	—	(10,750)	—	—	—	—	(34,412)	—	—	—
Payment-in-kind distributions (note 10)	6,204	19,656	—	—	—	(668)	—	—	18,988	—	(14,022)	—
Distribution to non-controlling interests	—	—	—	—	—	—	—	(110)	(110)	—	—	(550)
Contribution of capital from Teekay Corporation (note 6h)	—	3,840	—	—	—	78	—	—	3,918	—	—	—
Proceeds from equity offerings, net of offering costs (note 10)	—	(208)	—	—	—	579	—	—	371	—	—	—
Equity based compensation and other (note 11)	140	(1,228)	—	—	—	(24)	—	—	(1,252)	—	1,640	—
Balance as at June 30, 2017	153,858	757,086	11,000	266,925	13,797	20,105	(2,920)	59,753	1,114,746	12,517	272,877	424
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

1. Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Partnership).

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2016, which are included in the Partnership’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 12, 2017. In the opinion of management of the Partnership’s general partner, Teekay Offshore GP L.L.C. (or the general partner), these interim unaudited consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the Partnership’s vessels and the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. Intercompany balances and transactions have been eliminated upon consolidation.

2.	Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Partnership January 1, 2018 and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership expects that the adoption of ASU 2014-09 will result in a change in the method of recognizing revenue from contracts of affreightments (or CoA) whereby revenue will be recognized over the voyage until discharge is complete, instead of over the voyage until tendering notice for the next voyage. This will result in all revenue being fully recognized upon discharge of cargo whereas currently revenue recognition extends into the period the vessel returns to the oil field. This change may result in revenue being recognized earlier which may cause additional volatility in revenue and earnings between periods. In addition, the Partnership expects that the adoption of ASU 2014-09 will result in a change in the method of recognizing revenue for voyage charters, whereby the Partnership’s method of determining proportional performance will change from discharge-to-discharge to load-to-discharge. This will result in no revenue being recognized from discharge of the prior voyage to loading of the current voyage and all revenue being recognized from loading of the current voyage to discharge of the current voyage. This change will result in revenue being recognized later in the voyage which may cause additional volatility in revenue and earnings between periods. The Partnership is in the final stages of completing its assessment of ASU 2014-09, and is focused on developing process changes, determining the transitional impact and completing other items required for the adoption of ASU 2014-09.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Partnership expects to adopt ASU 2016-02 effective January 1, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Partnership expects that the adoption of ASU 2016-02 will result in a change in accounting method for the lease portion of the daily charter hire for the Partnership's chartered-in vessels accounted for as operating leases with firm periods of greater than one year. Under ASU 2016-02, the Partnership will recognize a right-of-use asset and a lease liability on the balance sheet for these charters, whereas currently no right-of-use asset or lease liability is recognized. This will have the result of increasing the Partnership’s assets and liabilities. The pattern of expense recognition of chartered-in vessel is expected to remain substantially unchanged, unless the right of use asset becomes impaired. The Partnership is in the final stages of completing its preliminary assessment of ASU 2016-02, and is focused on developing process changes, determining the transitional impact and completing other items required for the adoption of ASU 2016-02.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statements of cash flows. ASU 2016-09 became effective for the Partnership January 1, 2017. The impact of adopting this new accounting guidance is a change in the Partnership's presentation of cash payments for tax withholdings on share settled equity awards from an operating cash outflow to a financing cash outflow on the Partnership's statements of cash flows.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (or ASU 2016-15), which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statements of cash flows. ASU 2016-15 is effective for the Partnership January 1, 2018, with a retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (or ASU 2016-18). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 is effective for the Partnership January 1, 2018. Adoption of ASU 2016-18 will result in the Partnership’s statements of cash flows being modified to include changes in restricted cash in addition to changes in cash and cash equivalents.

3.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Item 18: Financial Statements: Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2016. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

		June 30, 2017		December 31, 2016
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	311,987	311,987	342,287	342,287
Derivative instruments (note 7)
Interest rate swap agreements	Level 2	(212,099)	(212,099)	(203,106)	(203,106)
Cross currency swap agreements	Level 2	(124,860)	(124,860)	(137,379)	(137,379)
Foreign currency forward contracts	Level 2	622	622	(1,786)	(1,786)

Non-Recurring:
Vessels held for sale	Level 2	—	—	6,900	6,900
Vessels and equipment	Level 2	—	—	11,300	11,300

Other:
Long-term debt - public (note 5)	Level 1	(561,891)	(460,836)	(550,525)	(480,710)
Long-term debt - non-public (note 5)	Level 2	(2,582,228)	(2,533,951)	(2,632,369)	(2,551,697)
Long-term debt - related party (note 6g)	Level 2	(200,000)	(194,558)	(200,000)	(192,982)
Contingent consideration liability – In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel), a Norway-based company focused on high-end Units for Maintenance and Safety (or UMS), from Cefront Technology AS (or Cefront) for $4.0 million. The Partnership paid the purchase price in cash at closing, plus a commitment to pay an additional amount of up to $27.6 million, depending on certain performance criteria. For a description of the performance criteria, please refer to Item 18: Financial Statements: Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2015.
The Arendal Spirit UMS was delivered to the Partnership on February 16, 2015 and began its three-year charter contract on June 7, 2015. During the second quarter of 2016, the Partnership canceled the UMS construction contracts for its two remaining UMS newbuildings. This is expected to eliminate any future purchase price contingent consideration payments. Consequently, the contingent liability

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

associated with the UMS newbuildings was reversed in the second quarter of 2016. The gain associated with this reversal is included in Other expense - net on the Partnership's consolidated statements of loss for the three and six months ended June 30, 2016.
Changes in the estimated fair value of the Partnership’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the three and six months ended June 30, 2016 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	Asset (Liability)		Asset (Liability)
	$	$	$	$
Balance at beginning of period	—	(15,221)	—	(14,830)
Gain included in Other expense - net	—	15,221	—	14,830
Balance at end of period	—	—	—	—

b)	Financing Receivables
The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	June 30, 2017	December 31, 2016
			$	$
Direct financing leases	Payment activity	Performing	19,874	17,586

4.	Segment Reporting
The following tables include results for the Partnership’s floating production storage and offloading (or FPSO) unit segment; shuttle tanker segment; floating storage and off-take (or FSO) unit segment; UMS segment; towage segment; and conventional tanker segment for the periods presented in these consolidated financial statements.

Three Months Ended June 30, 2017	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
Revenues	110,247	132,964	10,798	3,089	4,229	3,465	264,792
Voyage expenses	—	(17,319)	(430)	—	(2,409)	(38)	(20,196)
Vessel operating expenses	(35,079)	(28,410)	(4,693)	(17,333)	(4,190)	—	(89,705)
Time-charter hire expenses	—	(15,387)	—	—	—	(4,120)	(19,507)
Depreciation and amortization	(36,497)	(30,049)	(2,588)	(1,634)	(3,519)	—	(74,287)
General and administrative (1)	(7,070)	(3,506)	(409)	(1,172)	(1,132)	(90)	(13,379)
Write-down of vessels	—	—	(1,500)	—	—	—	(1,500)
Income (loss) from vessel operations	31,601	38,293	1,178	(17,050)	(7,021)	(783)	46,218

Three Months Ended June 30, 2016	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
Revenues	124,715	125,840	13,789	3,736	11,730	4,654	284,464
Voyage expenses	—	(12,573)	(124)	—	(4,281)	(610)	(17,588)
Vessel operating expenses	(41,365)	(29,792)	(6,195)	(9,319)	(3,924)	(166)	(90,761)
Time-charter hire expenses	—	(14,764)	—	—	—	(4,065)	(18,829)
Depreciation and amortization	(37,234)	(30,089)	(2,209)	(1,695)	(2,830)	—	(74,057)
General and administrative (1)	(8,217)	(3,871)	(144)	(832)	(757)	—	(13,821)
Write-down of vessels	—	—	—	(43,650)	—	—	(43,650)
Restructuring charge	(1,487)	—	—	—	—	—	(1,487)
Income (loss) from vessel operations	36,412	34,751	5,117	(51,760)	(62)	(187)	24,271

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Six Months Ended June 30, 2017	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
Revenues	223,102	269,197	22,287	3,916	15,127	7,301	540,930
Voyage expenses	—	(38,597)	(755)	—	(5,919)	(66)	(45,337)
Vessel operating (expenses) recoveries	(70,172)	(55,839)	(9,772)	(23,818)	(9,104)	10	(168,695)
Time-charter hire expenses	—	(32,085)	—	—	(925)	(8,253)	(41,263)
Depreciation and amortization	(72,999)	(60,662)	(5,140)	(3,267)	(6,945)	—	(149,013)
General and administrative (1)	(14,900)	(6,649)	(910)	(3,164)	(2,193)	(180)	(27,996)
Write-down of vessels	—	—	(1,500)	—	—	—	(1,500)
Restructuring charge	(450)	—	—	—	—	—	(450)
Income (loss) from vessel operations	64,581	75,365	4,210	(26,333)	(9,959)	(1,188)	106,676

Six Months Ended June 30, 2016	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
Revenues (2)	257,499	252,023	28,152	17,217	22,813	13,468	591,172
Voyage expenses	—	(26,511)	(335)	—	(7,799)	(1,287)	(35,932)
Vessel operating expenses	(88,279)	(58,673)	(11,668)	(17,245)	(8,809)	(1,439)	(186,113)
Time-charter hire expenses	—	(29,575)	—	—	—	(4,576)	(34,151)
Depreciation and amortization	(74,818)	(60,737)	(4,381)	(3,390)	(5,653)	—	(148,979)
General and administrative (1)	(16,891)	(7,828)	(382)	(1,526)	(1,491)	(172)	(28,290)
Write-down of vessels	—	—	—	(43,650)	—	—	(43,650)
Restructuring charge	(1,487)	—	—	—	—	—	(1,487)
Income (loss) from vessel operations	76,024	68,699	11,386	(48,594)	(939)	5,994	112,570

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Revenues includes a $4.0 million early termination fee received from Teekay Corporation during the six months ended June 30, 2016, which is included in the Partnership's conventional tanker segment.

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	June 30, 2017	December 31, 2016
	$	$
FPSO segment	2,643,055	2,672,100
Shuttle tanker segment	1,649,809	1,673,348
FSO segment	440,856	407,634
UMS segment	194,073	213,829
Towage segment	375,313	382,973
Conventional tanker segment	3,800	4,818
Unallocated:
Cash and cash equivalents and restricted cash	311,987	342,287
Other assets	3,388	21,631
Consolidated total assets	5,622,281	5,718,620

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

5.Long-Term Debt

	June 30, 2017	December 31, 2016
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2019	251,424	291,764
Norwegian Kroner Bonds due through 2019	265,980	256,927
U.S. Dollar-denominated Term Loans due through 2018	103,921	112,406
U.S. Dollar-denominated Term Loans due through 2028	2,107,137	2,109,926
U.S. Dollar Non-Public Bonds due through 2024	162,659	166,680
U.S. Dollar Bonds due through 2019	300,000	300,000
Total principal	3,191,121	3,237,703
Less debt issuance costs and other	(47,002)	(54,809)
Total debt	3,144,119	3,182,894
Less current portion	(891,558)	(586,892)
Long-term portion	2,252,561	2,596,002

As at June 30, 2017, the Partnership had four revolving credit facilities (December 31, 2016 - five), which, as at such date, provided for total borrowings of up to $251.4 million (December 31, 2016 - $325.1 million), and were fully drawn (December 31, 2016 - undrawn balance of $33.3 million). The total amount available under the revolving credit facilities reduces by $93.0 million (remainder of 2017), $115.4 million (2018) and $43.0 million (2019). The four revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $75.0 million and 5.0% of the Partnership’s total consolidated debt. One revolving credit facility, that, as at December 31, 2016, was guaranteed by Teekay Corporation, matured during the six months ended June 30, 2017. The revolving credit facilities are collateralized by first-priority mortgages granted on 20 of the Partnership’s vessels, together with other related security.

As at June 30, 2017, the Partnership had the following outstanding Norwegian Kroner (or NOK) senior unsecured bonds listed on the Oslo Stock Exchange:

a)
NOK 1,000 million in senior unsecured bonds that mature in January 2019. As of June 30, 2017, the carrying amount of the bonds was $119.8 million. The interest payments on the bonds are based on NIBOR plus a margin of 4.25%. The Partnership has entered into cross currency swaps to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 7.45%, and the transfer of the principal amount fixed at $162.2 million upon maturity in exchange for NOK 1,000 million (see note 7).

b)
NOK 800 million in senior unsecured bonds, of which NOK 160 million is repayable in January 2018, and the remaining balance of NOK 640 million is repayable in December 2018 at 103% of the amount outstanding. The Partnership was granted an option, exercisable at any time, to prepay the bonds in amounts ranging from 101% to 103% of the amount of bonds outstanding depending on the timing of settlement. Interest payments are based on NIBOR plus a margin of 5.75%. As at June 30, 2017, the carrying amount of the bonds was $95.8 million. The Partnership has entered into cross currency swaps to swap all interest and principal payments into U.S. Dollars, with interest payments fixed at a rate of 7.58%, and the transfer of the principal amount fixed at $28.7 million in exchange for NOK 160 million on the tranche maturing in January 2018 and $118.3 million in exchange for NOK 659 million on the tranche maturing in December 2018 (see note 7).

c)
NOK 420 million in senior unsecured bonds, of which NOK 180 million is repayable in October 2017 and NOK 240 million is repayable in November 2018 at 103% of the amount outstanding. The Partnership was granted an option, exercisable at any time, to prepay the bonds in amounts ranging from 101% to 103% of the amount of bonds outstanding depending on the timing of settlement. Interest payments are based on NIBOR plus a margin of 5.75%. As at June 30, 2017, the carrying amount of the bonds was $50.3 million. The Partnership has entered into cross currency swaps to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 8.84%, and the transfer of the principal amount fixed at $30.4 million in exchange for NOK 180 million on the tranche maturing in October 2017 and $41.8 million in exchange for NOK 247 million on the tranche maturing in November 2018 (see note 7).

As at June 30, 2017, three of the Partnership’s 50%-owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $103.9 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These term loans are collateralized by first-priority mortgages on the three shuttle tankers to which the loans relate, together with other related security. As at June 30, 2017, the Partnership had guaranteed $23.1 million of two of these term loans, which represents its 50% share of the outstanding term loans, Teekay Corporation had guaranteed $28.9 million of one of these term loans and the other owner had guaranteed $51.9 million of these term loans.

As at June 30, 2017, the Partnership had term loans outstanding for eight shuttle tankers, three East Coast of Canada shuttle tanker newbuildings, three FSO units, four FPSO units, ten towing and offshore installation vessels and vessel newbuildings, and for the Arendal Spirit UMS, which totaled $2.1 billion in the aggregate. For the term loans for two shuttle tankers, one tranche reduces in semi-annual payments

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

while another tranche correspondingly is drawn up every six months with final bullet payments of $29.0 million due in 2022 and $29.1 million due in 2023, respectively. The other term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2028 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at June 30, 2017, the Partnership had guaranteed $1.8 billion of these term loans and Teekay Corporation had guaranteed $302.3 million. In late-April 2017, Petroleo Netherlands B.V., notified Logitel Offshore Norway AS, a subsidiary of the Partnership, of its termination of the charter contract for the Arendal Spirit UMS. The Partnership has disputed the grounds for termination and is reviewing its legal options, including the initiation of a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The term loan outstanding for the Arendal Spirit UMS, which as at June 30, 2017 had a balance of $120 million, is payable within 180 days of the cancellation unless a replacement contract is obtained or a lender waiver is received. As of June 30, 2017, the balance of $120 million was classified as a current portion of long-term debt; however, the Partnership has reached agreement in principle with the lenders of the Arendal Spirit UMS debt facility to extend the mandatory prepayment date out to September 30, 2018, in exchange for a principal prepayment, subject to receipt of lenders' final internal approvals.

In February 2015, the Partnership issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. As of June 30, 2017, the carrying amount of the bonds was $22.0 million. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by a first-priority mortgage on the Dampier Spirit FSO unit, together with other related security, and are guaranteed by the Partnership.

In September 2013 and November 2013, the Partnership issued, in a U.S. private placement, a total of $174.2 million of ten-year senior bonds that mature in December 2023 to finance the Bossa Nova Spirit and Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. The Partnership makes semi-annual repayments on the bonds and as of June 30, 2017, the carrying amount of the bonds was $140.7 million.

In May 2014, the Partnership issued $300.0 million five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As of June 30, 2017, the carrying amount of the bonds was $300.0 million. The bonds are listed on the New York Stock Exchange. The interest payments on the bonds are fixed at a rate of 6.00%.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus margins, except for $68.7 million of one tranche of the term loan for the ALP newbuilding towing and offshore installation vessels, which is fixed at 2.93%. At June 30, 2017, the margins ranged between 0.30% and 4.50% (December 31, 2016 - 0.30% and 4.00%). The weighted-average interest rate on the Partnership’s U.S. Dollar variable rate long-term debt as at June 30, 2017 was 3.3% (December 31, 2016 - 3.0%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 7) or fixed rate facilities.

The aggregate annual long-term debt principal repayments required to be made subsequent to June 30, 2017 are $483.1 million (remainder of 2017), $729.8 million (2018), $762.5 million (2019), $291.6 million (2020), $220.9 million (2021), and $703.2 million (thereafter).

As at June 30, 2017, the Partnership had $20.0 million (December 31, 2016 - $20.0 million) held as security for a contractual requirement with the charterer of the Petrojarl Knarr FPSO unit. The amount is presented in Restricted cash on the consolidated balance sheets. The Partnership expects to have this security released as part of the strategic partnership with Brookfield Business Partners L.P. together with its institutional partners (collectively, Brookfield) and related transactions (or the Brookfield Transaction) (see note 14), during the third quarter of 2017.

Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has two revolving credit facilities and five term loans that require the Partnership to maintain vessel values to drawn principal balance ratios of a minimum range of 113% to 125%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Partnership to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Partnership's option. As at June 30, 2017, these ratios were estimated to range from 117% to 293% and were in compliance with the minimum ratios required. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by the Partnership based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing and offshore installation, UMS, FPSO or FSO markets could negatively affect these ratios.

Please read Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Liquidity and Capital Needs for a description of certain covenants contained in the Partnership’s credit facilities and loan agreements. As at June 30, 2017, the Partnership and Teekay Corporation were in compliance with all covenants related to the credit facilities and consolidated long-term debt.
6. Related Party Transactions and Balances

a)
During the three and six months ended June 30, 2017, two shuttle tankers and three FSO units of the Partnership were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation.

b)
Teekay Corporation and its wholly-owned subsidiaries directly and indirectly provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and administrative service needs. In addition, the Partnership reimburses the general partner, a wholly-owned subsidiary of Teekay Corporation, for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Revenues (1)	14,207	10,129	24,218	24,918
Vessel operating expenses (2)	(7,871)	(8,726)	(15,633)	(18,062)
General and administrative (3)	(7,239)	(5,805)	(14,380)	(15,348)
Interest expense (4)(5)(6)(7)	(7,031)	(4,226)	(13,894)	(8,482)

_______________

(1)
Includes revenue from time-charter-out or bareboat contracts with subsidiaries or affiliates of Teekay Corporation, including management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation. The six months ended June 30, 2016, includes an early termination fee received by the Partnership from Teekay Corporation of $4.0 million.

(2)	Includes ship management and crew training services provided by Teekay Corporation.

(3)
Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and the general partner for costs incurred on the Partnership’s behalf.

(4)
Includes a guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility, which was repaid during the six months ended June 30, 2017, and for the Partnership's liabilities associated with the long-term debt financing relating to the East Coast of Canada shuttle tanker newbuildings and certain of the Partnerships interest rate swaps and cross currency swaps (see notes 6h and 7).

(5)
Includes interest expense of $5.0 million and $9.9 million, respectively, for the three and six months ended June 30, 2017, incurred on a $200.0 million subordinated promissory note issued to a subsidiary of Teekay Corporation effective July 1, 2016 (see note 6g) (the 2016 Teekay Corporation Promissory Note). The subordinated promissory note bears interest at an annual rate of 10.00% on the outstanding principal balance, which as at June 30, 2017, was $200.0 million. The outstanding principal balance, together with accrued interest, is payable in full on January 1, 2019.

(6)
Includes interest expense of $1.6 million and $3.2 million, respectively, for the three and six months ended June 30, 2016, incurred on a convertible promissory note issued to Teekay Corporation, which bore interest at an annual rate of 6.50% on the outstanding principal balance, which as at June 30, 2016, was $100.0 million. The convertible promissory note was refinanced on July 1, 2016 under the 2016 Teekay Corporation Promissory Note.

(7)
Includes interest expense of $2.5 million and $5.0 million, respectively, for the three and six months ended June 30, 2016, incurred on a $100.0 million, six-month loan made by Teekay Corporation to the Partnership on January 1, 2016, which bore interest at an annual rate of 10.00% on the outstanding principal balance, which as at June 30, 2016, was $100.0 million. The loan was refinanced on July 1, 2016 under the 2016 Teekay Corporation Promissory Note.

c)
At June 30, 2017, due from affiliates totaled $33.0 million (December 31, 2016 - $77.8 million) and due to affiliates totaled $288.9 million (December 31, 2016 - $296.6 million). Amounts due to and from affiliates, other than the 2016 Teekay Corporation Promissory Note, are non-interest bearing and unsecured, and all current due to and from affiliates balances are expected to be settled within the next fiscal year in the normal course of operations or from financings.

d)
In May 2013, the Partnership entered into an agreement with Statoil ASA (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that was converted from the Randgrid shuttle tanker, which commenced its conversion during the second quarter of 2015 (see note 9a). The Partnership has received project management and engineering services from certain subsidiaries of Teekay Corporation relating to this FSO unit conversion. These costs are capitalized and included as part of advances on newbuilding contracts and conversion costs and will be reclassified to vessels and equipment upon commencement of operations in late-2017. Cumulative project management and engineering costs paid to Teekay Corporation subsidiaries amounted to $15.6 million as at June 30, 2017 (December 31, 2016 - $13.8 million).

e)
In December 2014, the Partnership entered into an agreement with a consortium led by Queiroz Galvão Exploração e Produção SA (or QGEP) to provide an FPSO unit for the Atlanta field located in the Santos Basin offshore Brazil. In connection with the contract with QGEP, the Partnership acquired the Petrojarl I FPSO from Teekay Corporation for a purchase price of $57 million (see note 9e). The Partnership has received project management and engineering services from certain subsidiaries of Teekay Corporation relating to this FPSO unit upgrade. These costs are capitalized and included as part of advances on newbuilding contracts and conversion costs and will be reclassified to vessels and equipment upon commencement of operations in early-2018. Cumulative project management and engineering costs paid to Teekay Corporation subsidiaries amounted to $3.3 million as at June 30, 2017 (December 31, 2016 - $2.8 million).

f)
In June 2015, the Partnership entered into 15-year contracts, plus extension options, with a group of oil companies to provide shuttle tanker services for oil production on the East Coast of Canada. The Partnership has entered into contracts to construct three Suezmax DP2 shuttle tanker newbuildings. These vessels will replace the existing vessels servicing the East Coast of Canada. The three newbuildings are expected to be delivered in late-2017 through the first half of 2018 (see note 9f). The Partnership has received project management and engineering services from certain subsidiaries of Teekay Corporation relating to the construction of these shuttle tankers. These costs are capitalized and included as part of advances on newbuilding contracts and conversion costs and will be

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

reclassified to vessels and equipment upon delivery of the vessels in late-2017 through the first half of 2018. Cumulative project management and engineering costs paid to Teekay Corporation subsidiaries amounted to $2.8 million as at June 30, 2017 (December 31, 2016 - $2.2 million).

g)
Effective July 1, 2016, the Partnership issued the 2016 Teekay Corporation Promissory Note to a subsidiary of Teekay Corporation. The 2016 Teekay Corporation Promissory Note bears interest at an annual rate of 10.00% on the outstanding principal balance, which is payable quarterly, and of which (a) 5.00% is payable in cash and (b) 5.00% is payable in common units of the Partnership, or in cash, at the election of Teekay Corporation. If the Partnership pays cash for the second 5.00% of interest, the Partnership must raise at least an equal amount of cash proceeds from the issuance of common units in advance of or within six months of the applicable interest payment date. The outstanding principal balance of the 2016 Teekay Corporation Promissory Note, together with accrued interest, is payable in full on January 1, 2019. During the three and six months ended June 30, 2017, the Partnership incurred $5.0 million and $9.9 million, respectively, of interest expense (three and six months ended June 30, 2016 - nil), of which $4.9 million was paid in cash and the remainder was settled through the issuance of 1.7 million common units of the Partnership under the terms of the 2016 Teekay Corporation Promissory Note. As part of the Brookfield Transaction (see note 14), the Partnership, Teekay Corporation and Brookfield are expected to enter into an amended and restated subordinated promissory note. Brookfield will acquire the subordinated promissory note from Teekay Corporation and the maturity date of the subordinated promissory note will be extended to 2022, among other changes.

h)
In June 2016, as part of various other financing initiatives, Teekay Corporation agreed to provide financial guarantees for the Partnership's liabilities associated with the long-term debt financing relating to the East Coast of Canada newbuilding shuttle tankers until their deliveries, which are expected to be in the late-2017 through the first half of 2018 (see note 9f), and for certain of the Partnership's interest rate swaps and cross currency swaps until early-2019. The guarantees cover liabilities totaling up to a maximum amount of $495 million. During the three and six months ended June 30, 2017, a guarantee fee of $2.0 million and $3.9 million, respectively (three and six months ended June 30, 2016 - nil) was recognized in interest expense on the Partnership's consolidated statements of (loss) income, which represents the estimated fee a third party would charge to provide such financial guarantees. The guarantee fee was accounted for as an equity contribution by Teekay Corporation in the Partnership's consolidated statement of changes in total equity as Teekay Corporation has provided such financial guarantees at no cost to the Partnership. Subsequent to June 30, 2017, as part of the strategic partnership with Brookfield (see note 14), the Partnership is expected to secure the release of all Teekay Corporation guarantees of the Partnership's long-term debt and interest rate swap and cross currency swap agreements.

7. Derivative Instruments and Hedging Activities

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, any of the foreign currency forward contracts held during the six months ended June 30, 2017 as cash flow hedges.

As at June 30, 2017, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars) Non-hedge	Average Forward Rate (1)	Expected Maturity
				2017	2018
				(in thousands of U.S. Dollars)
Norwegian Kroner	205,000	173	8.39	16,614	7,829
Euro	7,500	449	0.92	8,153	—
		622		24,767	7,829
(1)Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
In connection with its issuance of NOK bonds, the Partnership has entered into cross currency swaps pursuant to which it receives the principal amount in NOK on the repayment and maturity dates, in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and repayments of principal amounts of the Partnership’s NOK bonds due from late-2017 to 2019 (see note 5). In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds. As at June 30, 2017, the Partnership was committed to the following cross currency swaps:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Notional Amount NOK (thousands)	Principal Amount USD (thousands)	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Asset (Liability) $	Remaining Term (years)
		Reference Rate	Margin

420,000 (1)(2)	70,946	NIBOR	5.75%	8.84%	(23,136)	1.4
800,000 (1)(3)	143,536	NIBOR	5.75%	7.58%	(52,004)	1.5
1,000,000	162,200	NIBOR	4.25%	7.45%	(49,720)	1.6
					(124,860)
(1) Notional amount reduces equally with NOK bond repayments (see note 5).

(2)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 7.2 million for $1.2 million (see note 5).
(3) Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 19.2 million for $3.4 million (see note 5).

Interest Rate Risk
The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. Certain of these interest rate swaps are designated and accounted for as hedges in the consolidated financial statements or within our equity-accounted for investments.
As at June 30, 2017, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	600,000	(158,707)	7.4	5.0%
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	1,230,715	(53,392)	4.7	2.7%
		1,830,715	(212,099)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at June 30, 2017, ranged between 0.30% and 4.50%

(2)	Notional amount remains constant over the term of the swap.

(3)	Principal amount reduces quarterly or semi-annually.
For the periods indicated, the following tables present the effective and ineffective portion of the (loss) gain on interest rate swap agreements designated and qualifying as cash flow hedges. The following tables exclude any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity accounted joint ventures.

Three Months Ended June 30, 2017				Three Months Ended June 30, 2016
Effective	Effective			Effective	Effective
Portion	Portion			Portion	Portion
Recognized	Reclassified	Ineffective		Recognized	Reclassified	Ineffective
in AOCI (1)	from AOCI (2)	Portion (3)		in AOCI (1)	from AOCI (2)	Portion (3)
(438)	(706)	(74)	Interest expense	(1,322)	—	807	Interest expense
(438)	(706)	(74)		(1,322)	—	807

Six Months Ended June 30, 2017				Six Months Ended June 30, 2016
Effective	Effective			Effective	Effective
Portion	Portion			Portion	Portion
Recognized	Reclassified	Ineffective		Recognized	Reclassified	Ineffective
in AOCI (1)	from AOCI (2)	Portion (3)		in AOCI (1)	from AOCI (2)	Portion (3)
(460)	(762)	(7)	Interest expense	(4,510)	—	858	Interest expense
(460)	(762)	(7)		(4,510)	—	858

(1)	Effective portion of designated and qualifying cash flow hedges recognized in accumulated other comprehensive income (or AOCI).

(2)	Effective portion of designated and qualifying cash flow hedges recorded in AOCI during the term of the hedging relationship and reclassified to earnings.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

(3)	Ineffective portion of designated and qualifying cash flow hedges.
As at June 30, 2017, the Partnership had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts governed by the same master agreement. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Partnership’s consolidated balance sheets. As at June 30, 2017, these derivatives had an aggregate fair value asset amount of $0.8 million and an aggregate fair value liability amount of $205.2 million (December 31, 2016 - an aggregate fair value asset amount of $0.1 million and an aggregate fair value liability amount of $216.7 million). As at June 30, 2017, the Partnership had $19.7 million on deposit with the relevant counterparties as security for cross currency swap liabilities under certain master agreements (December 31, 2016 - $30.2 million). The deposit is presented in Restricted cash and Restricted cash - long-term on the consolidated balance sheets.

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Other Current Assets $	Other Assets $	Accrued Liabilities $	Current Portion of Derivative Liabilities $	Derivative Liabilities $
As at June 30, 2017
Foreign currency contracts	807	—	—	(185)	—
Cross currency swaps	—	—	(2,347)	(28,225)	(94,288)
Interest rate swaps	446	927	(4,813)	(30,525)	(178,134)
	1,253	927	(7,160)	(58,935)	(272,422)

As at December 31, 2016
Foreign currency contracts	119	—	—	(1,634)	(271)
Cross currency swaps	—	—	(2,375)	(20,281)	(114,723)
Interest rate swaps	181	2,597	(5,653)	(33,087)	(167,144)
	300	2,597	(8,028)	(55,002)	(282,138)
Total realized and unrealized (loss) gain on interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (loss) gain on derivative instruments in the consolidated statements of (loss) income. The effect of the (loss) gain on these derivatives in the consolidated statements of (loss) income for the three and six months ended June 30, 2017 and 2016 is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Realized loss on derivative instruments
Interest rate swaps	(10,296)	(13,515)	(20,962)	(27,482)
Foreign currency forward contracts	(309)	(1,687)	(410)	(4,620)
	(10,605)	(15,202)	(21,372)	(32,102)
Unrealized (loss) gain on derivative instruments
Interest rate swaps	(12,871)	(47,818)	(9,367)	(99,739)
Foreign currency forward contracts	1,679	983	2,410	9,314
	(11,192)	(46,835)	(6,957)	(90,425)
Total realized and unrealized loss on derivative instruments	(21,797)	(62,037)	(28,329)	(122,527)
Total realized and unrealized gain (loss) on cross currency swaps are recognized in earnings and reported in foreign currency exchange loss in the consolidated statements of (loss) income. The effect of the gain (loss) on cross currency swaps in the consolidated statements of (loss) income for the three and six months ended June 30, 2017 and 2016 is as follows:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Realized loss	(3,310)	(2,671)	(6,514)	(37,947)
Unrealized gain (loss)	8,111	(14,422)	12,490	38,473
Total realized and unrealized gain (loss) on cross currency swaps	4,801	(17,093)	5,976	526
The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
8.    Income Tax
The components of the provision for income tax are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Current	(1,092)	(459)	(1,035)	(1,162)
Deferred	674	1,897	(762)	5,436
Income tax (expense) recovery	(418)	1,438	(1,797)	4,274
9.    Commitments and Contingencies

a)
In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that was converted from the Randgrid shuttle tanker, which the Partnership purchased in August 2015 from a 67%-owned subsidiary. The FSO conversion project is expected to cost approximately $374 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization. As at June 30, 2017, payments made towards this commitment totaled $293.7 million and the remaining payments required to be made are approximately $80.0 million (remainder of 2017). The FSO unit is due to commence operations in the fourth quarter of 2017 under a three-year time-charter contract to Statoil, which includes 12 additional one-year extension options. In December 2015, the Partnership secured a long-term debt facility providing total borrowings up to $230 million to finance the conversion project, of which $7.4 million was undrawn as at June 30, 2017. The Partnership has disputed several variation orders received from Sembcorp Marine Ltd., the shipyard which completed the conversion of the FSO unit. The Partnership estimates that its exposure ranges between $nil and $20 million; however, as at June 30, 2017, the Partnership has not accrued for any potential liability related to these disputes given the Partnership’s interpretation of the yard contract and the quantum of counterclaims the Partnership considers available to it.

b)
In March 2014, the Partnership acquired 100% of the shares of ALP Maritime Services (or ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. Two vessels have been delivered to the Partnership, in September 2016 and June 2017, respectively, and the remaining two vessel newbuildings are scheduled for delivery in late-2017 and early-2018, respectively. The total cost to acquire these newbuildings is approximately $257 million. As at June 30, 2017, payments made towards these commitments totaled $207.5 million. The remaining payments required to be made under these newbuilding contracts are $26.2 million (remainder of 2017) and $23.3 million (2018). During 2016, the Partnership received an advance on the reimbursement of $7.0 million from the shipyard, resulting from a delay in the delivery of the ALP Striker, and in April 2017, the Partnership received a reimbursement of $24.3 million from the shipyard resulting from a delay in the delivery of the remaining three newbuildings that were yet to be delivered at that time. The Partnership secured a long-term debt facility of approximately $185 million to finance the newbuilding installments, of which $45.3 million was undrawn as at June 30, 2017.

c)
In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS. As part of this transaction, the Partnership assumed three UMS newbuilding contracts ordered from the COSCO (Nantong) Shipyard (or COSCO) in China. The Partnership took delivery of one of the UMS newbuildings, the Arendal Spirit, in February 2015.

In June 2016, the Partnership canceled the UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and the Nantong Spirit. As a result of this cancellation, during the second quarter of 2016, the Partnership wrote-off $43.7 million of assets related to these newbuildings and reversed contingent liabilities of $14.5 million associated with the delivery of these assets. The estimate of potential damages for the cancellation of the Stavanger Spirit newbuilding contract is based on the amount due for the final yard installment of approximately $170 million less the estimated fair value of the Stavanger Spirit. Given the unique design of the vessel as well as the lack of recent sale and purchase transactions for this type of asset, the value of this vessel, and thus ultimately the amount

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

of potential damages that may result from the cancellation, is uncertain. Pursuant to the Stavanger Spirit newbuilding contract and related agreements, COSCO only has recourse to the single-purpose subsidiary that was a party to the Stavanger Spirit newbuilding contract and its immediate parent company, Logitel Offshore Pte. Ltd., for damages incurred.
The estimate of potential damages for the cancellation of the Nantong Spirit newbuilding contract is based upon estimates of a number of factors, including accumulated costs incurred by COSCO, sub-supplier contract cancellation costs, as well as how such costs are treated under the termination provisions in the contract. The Partnership estimates that the amount of potential damages related to the cancellation of the Nantong Spirit contract could range between $10 million and $40 million. Pursuant to the Nantong Spirit newbuilding contract, COSCO only has recourse to the single-purpose subsidiary that was a party to the Nantong Spirit newbuilding contract. During June 2017, Logitel Offshore Rig III LLC, the single-purpose subsidiary relating to the Nantong Spirit, received a claim from COSCO for $51.9 million for the unpaid balance for work completed, cancellation costs and damages. Logitel Offshore Rig III LLC is disputing this claim.
During September 2016, Sevan Marine ASA (or Sevan) commenced an action against Logitel in the Oslo District Court. The action relates to the agreements between Sevan and CeFront, related to the 2013 transfer by Sevan to Logitel Offshore Pte. Ltd. or its wholly-owned subsidiaries (collectively, Logitel Offshore) of two hulls to be converted into UMS, including a $60 million bond loan (of which $41 million was a vendor credit and $19 million was a cash loan, and of which $50 million remains outstanding) granted by a Sevan affiliate to Logitel (or the 2013 Transaction). The action also relates to agreements between Sevan and the Partnership entered into in connection with the Partnership's acquisition of Logitel from CeFront in 2014 (or the 2014 Transaction). Sevan has claimed that the $60 million bond loan to Logitel contravened certain provisions of Norwegian corporate law and that, Sevan is entitled to the remaining payment of $50 million plus interest set at the court’s discretion. Logitel is disputing these claims. Sevan only has recourse to Logitel Offshore for this claim. In addition, Sevan has presented Logitel Offshore with a formal notice of claim and request for arbitration seeking $10 million for license and service fees, which Sevan claims is payable in connection with the delivery of the Arendal Spirit UMS, for which liability may arise with subsidiaries of the Partnership. The parties have convened an arbitration tribunal in Oslo and Sevan has served submissions of claim. The claim has been fixed for hearing in September 2017.
In addition, in September 2016, CeFront commenced an action against subsidiaries of the Partnership in the Oslo District Court, claiming that $3.8 million is due under a management agreement as at June 30, 2017. CeFront also claims that $3.3 million is due under the earn-out provisions of the contracts related to the Arendal Spirit and that $20.2 million is due or will become due related to the earn-out provisions of the contracts for the Stavanger Spirit and Nantong Spirit. The Partnership is defending these claims based on its interpretation of the agreement. The Partnership is uncertain as to the ultimate resolution of these claims.
As at June 30, 2017, the Partnership's subsidiaries have accrued $69.3 million in the aggregate related to the above claims and potential claims related to Logitel from Sevan, COSCO and CeFront.

d)
In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture of the Partnership and Odebrecht Oil and Gas S.A. (or OOG) on behalf of its field license partners. The vessel was converted into a new FPSO for the Libra field located in the Santos Basin offshore Brazil. The conversion project has been completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in the third quarter of 2017 under a 12-year fixed-rate contract with a consortium led by Petroleo Brasileiro S.A (or Petrobras). The FPSO conversion is expected to cost approximately $1.0 billion. As at June 30, 2017, payments made by the joint venture towards these commitments totaled $881.4 million and the remaining payments required to be made by the joint venture are $123.2 million (2017). The joint venture secured a long-term debt facility in 2015 providing total borrowings of up to $804 million for the FPSO conversion (see note 12), of which $90.1 million was undrawn as at June 30, 2017.

e)
In December 2014, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million. The Petrojarl I has undergone upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) in the Netherlands and will complete upgrades at the Aibel AS shipyard in Norway for an estimated total cost of approximately $380 million, which includes the cost of acquiring the Petrojarl I. The FPSO is scheduled to commence operations in early-2018 under a five-year charter contract with QGEP. As at June 30, 2017, payments made towards these commitments, including the acquisition of the Petrojarl I FPSO unit from Teekay Corporation, totalled $285.7 million and the remaining payments required to be made are estimated to be approximately $94.3 million (remainder of 2017). The Partnership has financed $171.2 million of the Petrojarl I FPSO upgrade cost through a fully-drawn long-term loan. Due to project delays in the delivery of the unit resulting from shipyard delays, an increased scope of work relating to field-specific requirements and the age of the unit, in July 2017 the Partnership agreed with QGEP to a revised delivery date of late-2017, revised charter acceptance date of early-2018 and other amendments to the terms of the charter agreement. The Partnership is currently in discussions with Damen as to the settlement of the shipyard costs. The lenders agreed to extend the availability date of the loan for several successive periods up to September 15, 2017, as the loan was subject to a mandatory prepayment provision, initially in early October 2016, if the unit was not accepted at that time by QGEP. These interim extensions provided additional time for the Partnership to negotiate a revised schedule for the delivery of the unit to the charterer and provides time to complete the FPSO upgrades and thereafter, amend the loan facility to reflect the revised delivery schedule. As at June 30, 2017 and December 31, 2016, the Partnership had $60 million held in escrow to fund the final upgrade costs. This amount is presented in Restricted Cash on the consolidated balance sheet.

f)
In June 2015, the Partnership entered into 15-year contracts, plus extension options, with a group of oil companies to provide shuttle tanker services for oil production on the East Coast of Canada. These contracts were initially being serviced by three third party-owned shuttle tankers operating on the East Coast of Canada, which were chartered-in to the Partnership. One of these vessels was replaced by one of the Partnership’s existing shuttle tankers, the Navion Hispania, during the third quarter of 2015. The Partnership has entered into contracts to construct three Suezmax DP2 shuttle tanker newbuildings for an aggregate fully built-up cost of approximately $370 million. These vessels will replace the existing vessels servicing the East Coast of Canada. The three newbuildings are expected to be delivered from late-2017 through early-2018. As at June 30, 2017, payments made towards these commitments totaled $111.2 million

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

and the remaining payments required to be made under these newbuilding contracts were $188.4 million (remainder of 2017) and $70.4 million (2018). The Partnership secured long-term debt financing of $250 million to finance the newbuilding installments, of which $174.0 million was undrawn as at June 30, 2017.

g)
In March 2016, Petrobras claimed that the Partnership’s November 2011 cessation of paying certain agency fees with respect to the Piranema Spirit FPSO unit’s charter contract should have resulted in a corresponding 2% rate reduction on the FPSO contract with Petrobras. The Partnership has estimated the maximum amount of the claim at $10.9 million. As at June 30, 2017, the Partnership had accrued $9.6 million ($5.4 million as at December 31, 2016) calculated from the potential return of 2% of the charter hire previously paid by Petrobras on the charter contract for the period from October 2007 up to June 30, 2017. The remaining $1.3 million will be accrued as a 2% reduction of future charter hire to the end of the term of the FPSO contract with Petrobras.

h)
In October 2016, the Partnership received a claim from Royal Dutch Shell Plc (or Shell) for liquidated damages of $23.6 million based on Shell's allegation that the Petrojarl Knarr FPSO did not meet the conditions for achieving the completion milestone on time. Shell is also claiming that the inability of the Partnership to meet the completion milestone date within the specified grace period has in effect resulted in a 20% reduction in the price Shell may purchase the Petrojarl Knarr FPSO from the Partnership pursuant to a purchase option agreement. In the counterclaim, the Partnership has alleged that Offshore Completion was achieved after the milestone but within the grace period and that Shell had caused delays due to certain defaults in Shell’s specifications, as well as other events. It is the Partnership’s position that, due to delays caused by Shell, the Partnership is entitled to the daily lease rate for the unit for a period of time prior to when Shell actually started paying such rate and that Shell is not entitled to a reduction in the purchase option price. The duration of the period that the Partnership claims to be entitled to receive additional daily lease payments is in dispute. However, the Partnership expects that the amount of its claim relating to the counterclaim will exceed Shell's claim for liquidated damages. Nevertheless, uncertainty exists as to the resolution of the claims, for which the Partnership is in commercial negotiations with Shell and an estimate of the possible net loss or range of net loss cannot be made at this time. As of June 30, 2017, the Partnership had not accrued for any potential liability relating to these claims.

i)
In early-November 2016, the Arendal Spirit UMS experienced an operational incident relating to its dynamic positioning system. As a result of this operational incident, and a gangway incident that occurred in April 2016, the charterer, Petroleo Netherlands B.V., initiated an operational review and suspended its charter hire payments beginning in November 2016. The Partnership has completed an investigation to identify the cause of such incidents and implemented corrective actions. Nevertheless, in late-April 2017, Petroleo Netherlands B.V. notified Logitel Offshore Norway AS, a subsidiary of the Partnership, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. The Partnership has disputed the grounds for termination and is reviewing its legal options, including the initiation of a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently being demobilized after which it will proceed into lay-up.

j)
In February 2017, the Partnership received a notice from Transocean Offshore International Ventures Limited (or Transocean) that it intends to file a claim against the Partnership arising from the towage of the Transocean Winner oil rig by one of the Partnerships towage vessels, the ALP Forward. Transocean intends to file a claim to recover losses it claims to have incurred relating to the grounding of the Transocean Winner in August 2016, including the costs associated with the salvage and replacement tow and other costs payable by Transocean as a result of this incident. The Partnership intends to dispute these claims, and also believes that any such claims would be covered by insurance. As of June 30, 2017, the Partnership had not accrued for any potential liability relating to these claims. An estimate of the possible loss or range of loss cannot be made at this time.

k)
As of December 31, 2016, the Partnership adopted ASC-205-40, Presentation of Financial Statements - Going Concern, which requires management to assess if the Partnership will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. Despite generating $191 million of cash flows from operating activities during the six months ended June 30, 2017, the Partnership ended the second quarter of 2017 with a working capital deficit of $749 million. This working capital deficit is driven primarily from scheduled maturities and repayments of outstanding debt during the 12 months ending June 30, 2018 of $892 million, which were classified as current liabilities as at June 30, 2017. In addition to these obligations, the Partnership also anticipates making payments related to commitments to fund vessels under construction or undergoing conversions/upgrades during the remainder of 2017 and early 2018 of approximately $544 million, of which $272 million is expected to be funded from pre-arranged financing and a further $60 million is held in escrow as funding for the Petrojarl I FPSO project.

Based on these factors, over the one-year period following the issuance of its financial statements, the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its minimum liquidity requirements under its financial covenants. The Brookfield Transaction (see note 14) will significantly strengthen the Partnership's capital structure and the proceeds from the equity and bond issuances as part of the transaction will provide the required financing to address the Partnership's working capital deficit and committed capital expenditures. Additional sources of financing include refinancing debt facilities that mature during the one-year period, increasing amounts available under existing debt facilities and entering into new debt facilities and negotiating extensions or redeployments of existing assets.

The Brookfield Transaction (see note 14) has been approved by the board of directors of Teekay Corporation, the Partnership's general partner and Brookfield. The Partnership's Conflicts Committee, comprised of independent members of the board of directors of the Partnership's general partner, has also approved this transaction. The closing of this transaction, which remains subject to the satisfaction of various conditions, including, among others, regulatory approvals, is expected to occur in the third quarter of 2017.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Based on the Partnership’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and by incorporating the Partnership’s plans to raise additional liquidity that it considers probable of completion, the Partnership estimates that it will have sufficient liquidity to enable the Partnership to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.
10. Total Capital and Net (Loss) Income Per Common Unit

At June 30, 2017, a total of 71.1% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by subsidiaries of Teekay Corporation. All of the Partnership’s outstanding Series A Cumulative Redeemable Preferred Units (or the Series A Preferred Units), Series B Cumulative Redeemable Preferred Units (or the Series B Preferred Units), the Series C-1 Cumulative Convertible Perpetual Preferred Units (or the Series C-1 Preferred Units), and 74.0% of the Series D Cumulative Convertible Perpetual Preferred Units (or the Series D Preferred Units) and related warrants to purchase common units are held by entities other than Teekay Corporation and its affiliates. A total of 26.0% of the Series D Preferred Units and related warrants are held by subsidiaries of Teekay Corporation.

In June 2016, the Partnership and the holders of the Series C Cumulative Convertible Perpetual Preferred Units (or the Series C Preferred Units) exchanged approximately 1.9 million of the Series C Preferred Units for approximately 8.3 million common units of the Partnership and exchanged the remaining approximately 8.5 million Series C Preferred Units for approximately 8.5 million Series C-1 Preferred Units.

Common Units

During 2017, the Partnership issued 6.2 million common units with a total value of $29.3 million (including the general partner's 2% proportionate capital contribution of $0.6 million) as a payment-in-kind for the distributions on the Partnership's Series C-1 and Series D Preferred Units and on the Partnership's common units and general partner interest held by subsidiaries of Teekay Corporation and payment-in-kind for interest on the 2016 Teekay Corporation Promissory Note (note 6g). In June 2016, the Partnership agreed with Teekay Corporation that, until the Partnership's NOK bonds maturing in 2018 have been repaid, all cash distributions (other than with respect to distributions, if any, on incentive distribution rights) to be paid by the Partnership to Teekay Corporation or its affiliates, including the Partnership's general partner, will instead be paid in common units or from the proceeds of the sale of common units.

Net (Loss) Income Per Common Unit

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Limited partners' interest in net (loss) income	(31,743)	(110,679)	(25,368)	(125,536)
Preferred units - periodic accretion	(809)	—	(1,609)	—
Additional consideration for induced conversion of Series C Preferred Units	—	(36,961)	—	(36,961)
Deemed contribution on exchange of Series C Preferred Units	—	20,231	—	20,231
Limited partners' interest in loss for basic net loss per common unit	(32,552)	(127,409)	(26,977)	(142,266)
Weighted average number of common units	151,364,950	107,794,323	150,006,972	107,424,853
Dilutive effect of unit based compensation and warrants	—	—	—	—
Common units and common unit equivalents	151,364,950	107,794,323	150,006,972	107,424,853

Limited partner's interest in net (loss) income per common unit
- basic	(0.22)	(1.18)	(0.18)	(1.32)
- diluted	(0.22)	(1.18)	(0.18)	(1.32)

Limited partners’ interest in net (loss) income per common unit – basic is determined by dividing net (loss) income, after deducting the amount of net (loss) income attributable to the non-controlling interests, the general partner’s interest, the distributions on the Series A, B, C, C-1 and D Preferred Units and the periodic accretion of the Series D Preferred Units, by the weighted-average number of common units outstanding during the period. The distributions payable and paid on the preferred units for the three and six months ended June 30, 2017 were $12.4 million and $24.8 million, respectively and $10.3 million and $21.1 million, respectively, for the three and six months ended June 30, 2016.

The computation of limited partners’ interest in income per common unit - diluted assumes the issuance of common units for all potential dilutive securities, consisting of restricted units (see note 11), warrants and Series C, C-1 and D Preferred Units. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series C, C-1 and D Preferred Units and the periodic accretion

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

of the Series D Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming exercise of the restricted units and warrants using the treasury stock method and the Series C, C-1 and D Preferred Units are converted to common units using the if-converted method. The computation of limited partners’ interest in income per common unit - diluted does not assume the issuance of common units pursuant to the restricted units, warrants and Series C, C-1 and D Preferred Units if the effect would be anti-dilutive. In periods where a loss is attributable to common unitholders all restricted units, warrants, the Series C, C-1 and D Preferred Units are anti-dilutive. In periods where income is allocated to common unitholders, the Series C-1 and D Preferred Units can be anti-dilutive.

For the three and six months ended June 30, 2017, a total of 57.1 million common unit equivalent Series C-1 and D Preferred Units, 6.8 million common unit equivalent warrants and 0.1 million and 0.4 million, respectively, restricted units were excluded from the computation of limited partners’ interest in net (loss) income per common unit - diluted, as their effect was anti-dilutive. For the three and six months ended June 30, 2016, a total of 39.5 million common unit equivalent Series C, C-1 and D Preferred Units, 2.9 million common unit equivalent warrants and 0.2 million restricted units were excluded from the computation of limited partners’ interest in net loss per common unit - diluted, as their effect was anti-dilutive.

The general partner’s and common unitholders’ interests in net (loss) income are calculated as if all net (loss) income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net (loss) income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less, among other things, the amount of cash reserves established by the general partner’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure, anticipated capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units, Series B Preferred Units, Series C-1 Preferred Units and Series D Preferred Units. Unlike available cash, net (loss) income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

The general partner is entitled to incentive distributions based on the amount of quarterly cash distributions per common unit. For more information on the increasing percentages, which may be used to calculate the general partner’s interest in net income or loss, please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2016. Cash distributions were below $0.35 per common unit during the three and six months ended June 30, 2017 and 2016. Consequently, the increasing percentages were not used to calculate the general partner’s interest in net (loss) income for the purposes of the net (loss) income per common unit calculation for the three and six months ended June 30, 2017 and 2016.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
11. Unit Based Compensation

During the six months ended June 30, 2017, a total of 56,950 common units, with an aggregate value of $0.3 million, were granted and issued to the non-management directors of the general partner as part of their annual compensation for 2017.

The Partnership grants restricted unit-based compensation awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. During March 2017 and 2016, the Partnership granted restricted unit-based compensation awards with respect to 321,318 and 601,368 units, respectively, with aggregate grant date fair values of $1.6 million and $2.4 million, respectively, based on the Partnership’s closing unit price on the grant dates. Each restricted unit is equal in value to one of the Partnership’s common units. Each award represents the specified number of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is canceled, unless the termination arises as a result of the recipient’s retirement and, in this case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to each grantee in the form of common units or cash.

During the six months ended June 30, 2017, restricted unit-based awards with respect to a total of 255,370 common units with a fair value of $2.2 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 83,060 common units and by paying $0.6 million in cash.

During the six months ended June 30, 2016, restricted unit-based awards with respect to a total of 76,637 common units with a fair value of $2.0 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 25,286 common units and by paying $0.2 million in cash.

The Partnership recorded unit-based compensation recovery (expense) of $0.1 million and ($0.2) million, during the three months ended June 30, 2017 and 2016, respectively, and ($0.6) million and ($1.6) million, during the six months ended June 30, 2017 and 2016, respectively, in general and administrative expenses in the Partnership’s consolidated statements of (loss) income.

As of June 30, 2017 and December 31, 2016, liabilities relating to cash settled restricted unit-based compensation awards of $0.5 million and $1.1 million, respectively, were recorded in accrued liabilities on the Partnership’s consolidated balance sheets. As at June 30, 2017, the Partnership had $1.6 million of non-vested awards not yet recognized, which the Partnership expects to recognize over a weighted average period of one year.

12.    Investment in Equity Accounted Joint Ventures and Advances to Joint Ventures

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture with OOG, and was converted to a new FPSO unit for the Libra field in Brazil. The FPSO unit is scheduled to commence operations at the end of the third quarter of 2017 (see note 9d). In conjunction with the conversion project, in late-2015, the Libra Joint Venture entered into a ten-year plus construction period loan facility providing total borrowings of up to $804 million, of which $713.7 million was drawn as of June 30, 2017. The interest payments of the loan facility are based on LIBOR, plus margins which range between 2.50% to 2.65%. The final payment under the loan facility is due October 2027. The Partnership and OOG have severally guaranteed to the banks their 50% shares of the equity contributions scheduled to fund the conversion project, and have jointly guaranteed any unexpected equity requirements. In addition, the Libra Joint Venture entered into ten-year interest rate swap agreements to economically hedge expected interest payments on the loan facility from 2017 to 2027, with an aggregate notional amount of $301 million which amortizes quarterly over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a fixed rate of 2.49%. These interest rate swap agreements have been designated as qualifying cash flow hedging instruments for accounting purposes. During 2016 and 2017, as a result of certain defaults on interest payments by an OOG affiliate which OOG had guaranteed, the Libra Joint Venture was required to obtain cross default waivers from the lenders of the construction period loan facility. The Libra Joint Venture had these waivers in place until they expired on June 16, 2017 and has commercially agreed on the terms of new waivers, which the Libra Joint Venture expects to obtain prior to the final payment upon commencement of operations of the FPSO unit to the Libra Joint Venture at the end of the third quarter of 2017. Although the Libra Joint Venture expects to obtain further cross default waivers from the facility lenders, a failure to do so could adversely affect its ability to fund the Libra FPSO conversion (see note 9d).
In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with OOG, which owns the Itajai FPSO unit. Included in the joint venture is an eight-year loan facility, which as at June 30, 2017 had an outstanding balance of $183.8 million. The interest payments of the loan facility are based on LIBOR, plus margins which range between 2.15% and 2.45%. The final payment under the loan facility is due October 2021. The Partnership has guaranteed its 50% share of the loan facility. In addition, the joint venture entered into ten-year interest rate swap agreements with an aggregate notional amount of $82.1 million as at June 30, 2017, which amortizes semi-annually over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a fixed rate of 2.63%. These interest rate swap agreements are not designated as qualifying cash flow hedging instruments for accounting purposes.
As at June 30, 2017 and December 31, 2016, the Partnership had total investments of $152.9 million and $141.8 million, respectively, in joint ventures.
13. Write-down of vessels
During the three and six months ended June 30, 2016, the Partnership canceled the UMS construction contracts for its two UMS newbuildings. As a result, the carrying value of these two UMS newbuildings were written down to $nil. The Partnership's consolidated statements of loss for the three and six months ended June 30, 2016 include a $43.7 million write-down related to these two UMS newbuildings (see notes 3 and 9c). The write-down is included in the Partnership’s UMS segment.
14. Subsequent events

a)
In July 2017, the Partnership announced entry into agreements for a strategic partnership with Brookfield and related transactions (or the Brookfield Transaction). Subject to the satisfaction of various conditions to closing, the transaction will consist of the following, among others:

•
Brookfield and Teekay Corporation will invest $610.0 million and $30.0 million, respectively, in the Partnership in exchange for 244.0 million and 12.0 million new common units, respectively, and 62.4 million and 3.1 million warrants, respectively, with an exercise price of $0.01 and which are exercisable when the Partnership's common unit price is equal to or greater than $4.00 per common unit until the seventh anniversary of the closing of the transaction. Following the investment, Brookfield will own approximately 60% and Teekay Corporation will own approximately 14% of the outstanding common units of the Partnership;

•
Brookfield will acquire from Teekay Corporation a 49.0% interest in the Partnership's general partner in exchange for $4.0 million and an option to purchase an additional 2.0% interest in the Partnership's general partner interest from Teekay Corporation in exchange for 1.0 million of the warrants to be issued to Brookfield as described above;

•
The Partnership will repurchase and cancel all of the outstanding Series C-1 and Series D Preferred Units from existing unitholders, for an aggregate of approximately $250.0 million in cash, which will save approximately $28.0 million annually in cash distributions. Concurrently, the Partnership's Series D tranche B Warrants to purchase common units issued on June 29, 2016, will be amended to reduce the exercise price of the Series D tranche B Warrants from $6.05 to $4.55;

•
The Partnership has reached agreement in principle with the lenders of the Arendal Spirit UMS debt facility to extend the mandatory prepayment date to September 30, 2018, in exchange for a principal prepayment, subject to receipt of lenders' final internal approvals;

•
Brookfield will acquire, from a subsidiary of Teekay Corporation, the 2016 Teekay Corporation Promissory Note and extend its maturity date from 2019 to 2022. The 2016 Teekay Corporation Promissory Note is expected to be purchased for an aggregate of $140.0 million in cash and 11.4 million of the warrants to be issued to Brookfield as described above;

•
The Partnership will transfer its shuttle tanker business into a new, wholly-owned, non-recourse subsidiary, Teekay Shuttle Tankers L.L.C. (or ShuttleCo). As part of the formation of ShuttleCo, a majority of the Partnership's shuttle tanker fleet will be refinanced with

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

a new $600.0 million, five-year debt facility, and two 50%-owned vessels will be refinanced with a new $71.0 million, four-year debt facility. In addition, an existing $250.0 million debt facility secured by the three East Coast of Canada newbuildings and an existing $140.7 million private placement bond secured by two vessels, will be transferred from the Partnership to ShuttleCo;

•
A significant portion of the existing NOK bonds, of which a portion are repayable in late-2017 and early-2018, and are due to mature in late-2018, will be repurchased with proceeds from a new five-year $250 million U.S. Dollar-denominated bond offering by ShuttleCo in the Norwegian bond market, which recently priced at a fixed coupon of 7.125% per annum; and

•
Certain financial institutions providing interest rate swaps to the Partnership have agreed to (i) lower the fixed interest rate on the swaps, (ii) extend the termination option of the swaps by two years to 2021, and (iii) eliminate the financial guarantee and security package currently provided by Teekay Corporation in return for a prepayment amount and fees.

As part of the Brookfield Transaction, the Partnership has reduced its existing common unit distribution to reinvest cash in the business and further strengthen its balance sheet. For the quarter ended June 30, 2017, the Partnership's general partner declared a cash distribution of $0.01 per common unit, compared to $0.11 per common unit in the prior quarter.
For additional information about these and related proposed transactions, please see the Partnership's report on Form 6-K furnished to the SEC on August 1, 2017.

b)
In July, 2017, the Partnership entered into shipbuilding contracts with a Samsung Heavy Industries Co., Ltd. to construct two Suezmax DP2 shuttle tanker newbuildings, for an aggregate fully built-up cost of approximately $292 million, with options to order up to two additional vessels. These newbuilding vessels will be constructed based on the Partnership's new Shuttle Spirit design which incorporates proven technologies to increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon delivery in 2019 and 2020, these vessels will provide shuttle tanker services in the North Sea under the Partnership’s existing Master Agreement with Statoil, which will free up required vessel capacity to service the Partnership’s CoA portfolio in the North Sea.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2017
PART I – FINANCIAL INFORMATION
ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry focusing on the deep-water offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We operate shuttle tankers, floating production, storage and off-loading (or FPSO) units, floating storage and off-take (or FSO) units, units for maintenance and safety (or UMS), long-distance towing and offshore installation vessels and conventional crude oil tankers. As at June 30, 2017, our fleet consisted of 31 shuttle tankers (including three chartered-in vessels and one HiLoad Dynamic Positioning (or Hiload DP) unit), six FPSO units, seven FSO units, eight long-distance towing and offshore installation vessels, one UMS and two chartered-in conventional oil tankers, in which our interests range from 50% to 100%. We also have one FPSO conversion, which is complete and is due to commence operations in the third quarter of 2017, one FPSO upgrade scheduled to commence operations in early-2018, two long-distance towing and offshore installation vessel newbuildings scheduled for delivery in late-2017 and early-2018, three newbuilding shuttle tankers scheduled for delivery from late-2017 through early-2018, and two additional newbuilding shuttle tankers, announced in July 2017, expected for delivery in 2019 and 2020.
In July 2017, we announced that we had agreed to enter into a strategic partnership with Brookfield Business Partners L.P., together with its institutional partners (or Brookfield). This partnership is part of a comprehensive solution for us to strengthen our balance sheet and fully fund our existing growth projects. Our near-to-medium term business strategy is primarily focused on implementing existing growth projects, repaying or refinancing scheduled debt obligation and pursuing strategic growth projects. Despite significant weakness in the global energy and capital markets, our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties.
In addition to its effect on the energy and capital markets, the decline in global crude oil prices may result in our vessels being employed on customer contracts that are cancellable or the failure of customers to exercise charter extension options, potentially resulting in increased off-hire for affected vessels. Conversely, we expect that a continuation of lower oil prices will motivate charterers to use existing FPSO units on new projects, given their lower cost relative to a newbuilding unit. Our operational focus over the short-term is to increase the efficiency of our business to ensure we are a cost-effective supplier in the offshore sector, as well as focusing on the redeployment of our assets that are scheduled to come off charter over the next few years.
Our long-term growth strategy focuses on expanding our fleet of shuttle tankers, and our FPSO and FSO units. Over the long-term, we intend to continue our practice of primarily acquiring vessels as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We seek to capitalize on opportunities in the offshore transportation, production and storage sectors by selectively targeting long-term, fixed-rate time charters. We have entered and may enter into joint ventures and partnerships with companies that may provide increased access to long-term, fixed-rate time charter opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and Brookfield to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We have rights to participate in certain other FPSO, FSO and shuttle tanker opportunities provided by Teekay Corporation, Sevan Marine SAS (or Sevan) and Remora AS. Our operating fleet primarily trades on medium to long-term, stable contracts and we are structured as a publicly-traded master limited partnership.
SIGNIFICANT DEVELOPMENTS
Strategic Partnership with Brookfield and Comprehensive Solution
In July 2017, we announced entry into agreements for a strategic partnership with Brookfield and related transactions (or the Brookfield Transaction). Subject to the satisfaction of various conditions to closing, the transaction will consist of the following, among others:

•
Brookfield and Teekay Corporation will invest $610.0 million and $30.0 million, respectively, in us in exchange for 244.0 million and 12.0 million new common units, respectively, and 62.4 million and 3.1 million warrants, respectively, with an exercise price of $0.01 and which are exercisable when our common unit price is equal to or greater than $4.00 per common unit until the seventh anniversary of the closing of the transaction. Following the investment, Brookfield will own approximately 60% and Teekay Corporation will own approximately 14% of our outstanding common units;

•
Brookfield will acquire from Teekay Corporation a 49.0% interest in our general partner interest in exchange for $4.0 million and an option to purchase an additional 2.0% interest in our general partner interest from Teekay Corporation in exchange for 1.0 million of the warrants to be issued to Brookfield as described above;

•
We will repurchase and cancel all of the outstanding Series C-1 and Series D Preferred Units from existing unitholders, for an aggregate of approximately $250.0 million in cash, which will save approximately $28.0 million annually in cash distributions. Concurrently, our Series D tranche B Warrants to purchase common units issued on June 29, 2016, will be amended to reduce the exercise price of the Series D tranche B Warrants from $6.05 to $4.55;

•
We have reached agreement in principle with the lenders of the Arendal Spirit UMS debt facility to extend the mandatory prepayment date to September 30, 2018, in exchange for a principal prepayment, subject to receipt of lenders' final internal approvals;

•
Brookfield will acquire, from a subsidiary of Teekay Corporation, the $200.0 million subordinated promissory note issued by us on July 1, 2016 (the 2016 Teekay Corporation Promissory Note) and extend its maturity date from 2019 to 2022. The 2016 Teekay Corporation

Promissory Note is expected to be purchased for an aggregate of $140.0 million in cash and 11.4 million of the warrants to be issued to Brookfield as described above;

•
We will transfer our shuttle tanker business into a new, wholly-owned, non-recourse subsidiary, Teekay Shuttle Tankers L.L.C. (or ShuttleCo). As part of the formation of ShuttleCo, a majority of our shuttle tanker fleet will be refinanced with a new $600.0 million, five-year debt facility, and two 50%-owned vessels will be refinanced with a new $71.0 million, four-year debt facility. In addition, an existing $250.0 million debt facility secured by the three East Coast of Canada newbuildings, and an existing $140.7 million private placement bond secured by two vessels, will be transferred from us to ShuttleCo;

•
A significant portion of the existing Norwegian Kroner (or NOK) bonds, of which a portion are repayable in late-2017 and early-2018, and are due to mature in late-2018, will be repurchased with proceeds from a new five-year $250 million U.S. Dollar denominated bond offering by ShuttleCo in the Norwegian bond market, which recently priced at a fixed coupon of 7.125% per annum; and

•
Certain financial institutions providing interest rate swaps to us have agreed to (i) lower the fixed interest rate on the swaps, (ii) extend the termination option of the swaps by two years to 2021, and (iii) eliminate the financial guarantee and security package currently provided by Teekay Corporation in return for a prepayment amount and fees.

As part of the Brookfield Transaction, we have reduced our existing common unit distribution to reinvest cash in the business and further strengthen our balance sheet. For the quarter ended June 30, 2017, our general partner declared a cash distribution of $0.01 per common unit, compared to $0.11 per common unit in the prior quarter.
For additional information about these and related proposed transactions, please see our report on Form 6-K furnished to the SEC on August 1, 2017.
Shuttle Tanker Newbuildings
In July 2017, we entered into shipbuilding contracts with Samsung Heavy Industries Co.,Ltd. to construct two Suezmax DP2 shuttle tanker newbuildings, for an aggregate fully built-up cost of approximately $292 million, with options to order up to two additional vessels. These newbuilding vessels will be constructed based on our New Shuttle Spirit design which incorporates proven technologies to increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon delivery in 2019 and 2020, these vessels will provide shuttle tanker services in the North Sea under our existing Master Agreement with Statoil ASA (or Statoil), which will free up required vessel capacity to service our contract of affreightment (or CoA) portfolio in the North Sea.
Petrojarl I Charter Amendment

In July 2017, we signed an amendment to the Petrojarl I FPSO charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP). The amended charter contract includes an extension to the delivery window for the project and an adjusted charter rate profile which reduces the day rate for the FPSO unit during the first 18 months of production. During the final 3.5 years of the contract, the charter contract will revert to a rate that is higher than the original day rate plus oil price and production tariffs, which will provide the potential for us to recover more than the reduction given in the first 18 months of the charter contract. As part of the renegotiation, the start-up of oil production on the Atlanta Field is expected to occur in the first quarter of 2018.
Delivery of Newbuilding Towage Vessel
In June 2017, we took delivery of the ALP Defender, the second of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings being constructed by Niigata Shipbuilding & Repair in Japan. Due to the delayed delivery of the vessel, during the second quarter of 2017, we received a reimbursement from the shipyard of $8.5 million and received an advance payment on a $15.8 million reimbursement related to delayed deliveries of two remaining ultra-long distance towing and offshore installation newbuildings, which are scheduled to be delivered in late-2017 and early-2018.
New North Sea Shuttle Tanker contracts
In June 2017, we finalized the previously announced three-year shuttle tanker CoA to service a development in the U.K. North Sea. The CoA, which is expected to commence during the third quarter of 2017 and require the use of up to approximately 0.6 shuttle tanker equivalents per annum, will be serviced by our existing CoA shuttle tanker fleet.

In March 2017, we finalized a five-year shuttle tanker CoA, plus extension options, with a consortium of oil companies to service a development located in the U.K. Central North Sea. This CoA is expected to commence during the first quarter of 2018 and will be serviced by our existing CoA shuttle tanker fleet. The CoA will require the use of up to approximately 0.6 shuttle tanker equivalents per annum.
Falcon Spirit contract extension
In May 2017, we completed a five-year contract extension, plus extension options, for the Falcon Spirit FSO unit, which commenced June 1, 2017. The contract extension includes a lump sum early termination fee payable if the contract is terminated prior to mid-2018. The Falcon Spirit FSO unit operates on the Al Rayyan field located offshore Qatar.
Arendal Spirit UMS

In late-April 2017, Petroleo Netherlands B.V. notified Logitel Offshore Norway AS, a subsidiary of ours, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. We have disputed the termination and are reviewing our legal options, including the initiation of a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently being demobilized after which it will proceed into lay-up.

Petrojarl Varg Front-End Engineering and Design Study
In March 2017, we entered into a six-month, customer-funded, front-end engineering and design (or FEED) study agreement for the Petrojarl Varg FPSO unit with Alpha Petroleum Resources Limited, which is backed by private equity firm Petroleum Equity, for the development of the Cheviot field, formerly known as the Emerald field, located in the U.K. sector of the North Sea. The purpose of the FEED study is to define the modifications required for the Petrojarl Varg FPSO and use it to negotiate the terms of a potential FPSO lease and operate contract for the development of the Cheviot field.
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects. However, our current near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects.
In May 2011, Teekay Corporation entered into a joint venture agreement with Oderbrecht Oil & Gas S.A. (or OOG) to jointly pursue FPSO projects in Brazil. OOG is a Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors. Through the joint venture agreement, OOG is a 50 percent partner with us in the Cidade de Itajai (or Itajai) FPSO unit and the Libra FPSO project.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Part I, Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2016. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship owners often base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenues below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates for our reportable segments (other than our FPSO and UMS segments). TCE rates represent net revenues divided by revenue days. Please read Item 1 – Financial Statements: Note 4. Segment Reporting.

We manage our business and analyze and report our results of operations on the basis of our six business segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment, the towage segment and the conventional tanker segment, each of which are discussed below.
FPSO Segment

As at June 30, 2017, our FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit, and the Petrojarl I FPSO units, all of which we own 100%, and the Itajai and the Libra FPSO units, of which we own 50%. One equity accounted FPSO unit, the Libra FPSO unit owned through our 50/50 joint venture with OOG, has completed its conversion into an FPSO unit and has arrived at the Libra field located in the Santos Basin offshore Brazil where it is expected to commence operations in the third quarter of 2017. The Petrojarl I FPSO unit has undergone upgrades at the Damen Shipyard Group's DSR Schiedam Shipyard (or Damen) in the Netherlands and will complete upgrades at the Aibel AS shipyard in Norway. The Petrojarl I FPSO unit is scheduled to commence operations under a five-year fixed-rate charter contract with QGEP in early-2018.

In late-2015, we received a termination notice for the Petrojarl Varg FPSO charter contract from Repsol S.A. (or Repsol), based on a termination right that was specific to the Petrojarl Varg FPSO contract. In accordance with the termination provision of the charter contract, the charterer ceased paying the capital component of the charter hire six months prior to the redelivery date, which redelivery occurred at the end of July 2016.

FPSO units provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Knarr and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our units and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following tables present the FPSO segment’s operating results for the three and six months ended June 30, 2017 and 2016 and also provide a summary of the calendar-ship-days for the FPSO segment. The tables exclude the results of the Itajai and the Libra FPSO units, which are accounted for as equity investments.

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended June 30,
	2017	2016	% Change
Revenues	110,247	124,715	(11.6)
Vessel operating expenses	(35,079)	(41,365)	(15.2)
Depreciation and amortization	(36,497)	(37,234)	(2.0)
General and administrative (1)	(7,070)	(8,217)	(14.0)
Restructuring charge	—	(1,487)	(100.0)
Income from vessel operations	31,601	36,412	(13.2)
Calendar-Ship-Days
Owned Vessels	546	546	—

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Six Months Ended June 30,
	2017	2016	% Change
Revenues	223,102	257,499	(13.4)
Vessel operating expenses	(70,172)	(88,279)	(20.5)
Depreciation and amortization	(72,999)	(74,818)	(2.4)
General and administrative (1)	(14,900)	(16,891)	(11.8)
Restructuring charge	(450)	(1,487)	(69.7)
Income from vessel operations	64,581	76,024	(15.1)
Calendar-Ship-Days
Owned Vessels	1,086	1,092	(0.5)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Revenues. Revenues decreased for the three and six months ended June 30, 2017, compared to the same periods last year, primarily due to:

•
decreases of $13.5 million and $29.2 million, respectively, for the three and six months ended June 30, 2017 due to no longer receiving the capital portion of the charter hire for the Petrojarl Varg since February 1, 2016 and the unit being in lay-up since August 1, 2016 subsequent to the termination of the charter contract by Repsol;

•
decreases of $0.9 million and $3.5 million, respectively, for the three and six months ended June 30, 2017 due to revenue received for offshore field studies associated with the Petrojarl Varg and business development costs during the first and second quarters of 2016 (this revenue is offset by operating expenses incurred, as indicated below);

•	decreases of $1.7 million and $2.0 million, respectively, for the three and six months ended June 30, 2017 due to a decrease in incentive compensation from the Voyageur Spirit; and

•	a decrease of $1.2 million for the six months ended June 30, 2017 due to one less calendar day in the first quarter of 2017 compared to the same period last year;
partially offset by

•
increases of $1.0 million and $0.8 million, respectively, for the three and six months ended June 30, 2017, related to the Piranema Spirit due to a higher provision in 2016 relating to a possible return of 2% of the charter hire to Petrobras Brasileiro S.A. (or Petrobras), the charterer, in lieu of an agency fee.

Vessel operating expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2017, compared to the same periods last year, primarily due to:

•
decreases of $6.0 million and $12.2 million, respectively, for the three and six months ended June 30, 2017 due to lower costs as the Petrojarl Varg was decommissioned at the end of July 2016 and is now in lay-up;

•
decreases of $1.8 million and $4.0 million, respectively, for the three and six months ended June 30, 2017 due to lower crew and repair and maintenance costs for the Petrojarl Knarr relating to the unit preparing for the final performance test during the first and second quarters of 2016, that was completed during the third quarter of 2016; and

•
decreases of $0.4 million and $2.3 million, respectively, for the three and six months ended June 30, 2017 due to expenditures incurred for offshore field studies for the Petrojarl Varg during the first and second quarters of 2016;

partially offset by

•
increases of $0.8 million and $1.5 million, respectively, for the three and six months ended June 30, 2017 due to higher pre-operational costs incurred on the Petrojarl I as the unit is currently undergoing upgrades and is scheduled to commence operations in early-2018; and

•	an increase of $1.4 million for the three months ended June 30, 2017 due to higher repair and maintenance costs on the Piranema Spirit due to the timing of repair and maintenance costs.
Depreciation and amortization expense. Depreciation and amortization expense decreased for the three and six months ended June 30, 2017, compared to the same periods last year, primarily due to:

•
decreases of $0.6 million and $1.3 million, respectively, for the three and six months ended June 30, 2017 due to an increase in the expected useful life of the Petrojarl I as a result of an increase in corrective maintenance and replaced equipment from the ongoing upgrades of the unit effective from January 1, 2017; and

•
decreases of $0.2 million and $0.7 million, respectively, for the three and six months ended June 30, 2017 due to the amortization of credits received from the ship yard during 2016 related to the construction of the Petrojarl Knarr FPSO unit.

Shuttle Tanker Segment
As at June 30, 2017, our shuttle tanker fleet consisted of 30 vessels that operate under fixed-rate CoAs, time charters and bareboat charters, three shuttle tanker newbuildings, and the HiLoad DP unit, which is currently in lay-up. Of these 34 shuttle tankers, six are owned through 50%-owned subsidiaries and three were chartered-in. The remaining vessels are owned 100% by us. All of our operating shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Real may result in significant decreases or increases, respectively, in our vessel operating expenses.
The following tables present the shuttle tanker segment’s operating results for the three and six months ended June 30, 2017 and 2016, and compare its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2017 and 2016, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the shuttle tanker segment:

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended June 30,
	2017	2016	% Change
Revenues	132,964	125,840	5.7
Voyage expenses	(17,319)	(12,573)	37.7
Net revenues	115,645	113,267	2.1
Vessel operating expenses	(28,410)	(29,792)	(4.6)
Time-charter hire expenses	(15,387)	(14,764)	4.2
Depreciation and amortization	(30,049)	(30,089)	(0.1)
General and administrative (1)	(3,506)	(3,871)	(9.4)
Income from vessel operations	38,293	34,751	10.2
Calendar-Ship-Days
Owned Vessels	2,548	2,639	(3.4)
Chartered-in Vessels	288	314	(8.3)
Total	2,836	2,953	(4.0)

	Six Months Ended June 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2017	2016	% Change
Revenues	269,197	252,023	6.8
Voyage expenses	(38,597)	(26,511)	45.6
Net revenues	230,600	225,512	2.3
Vessel operating expenses	(55,839)	(58,673)	(4.8)
Time-charter hire expenses	(32,085)	(29,575)	8.5
Depreciation and amortization	(60,662)	(60,737)	(0.1)
General and administrative (1)	(6,649)	(7,828)	(15.1)
Income from vessel operations	75,365	68,699	9.7
Calendar-Ship-Days
Owned Vessels	5,068	5,299	(4.4)
Chartered-in Vessels	607	632	(4.0)
Total	5,675	5,931	(4.3)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet decreased for the three and six months ended June 30, 2017, compared to the same periods last year, primarily due to the sale of the Navion Torinita and the Navion Europa in January 2016 and November 2016, respectively. Three shuttle tanker newbuildings have been excluded from calendar-ship-days until they are delivered to us.
Net revenues. Net revenues increased for the three and six months ended June 30, 2017 compared to the same periods last year, primarily due to:

•
increases of $3.2 million and $4.7 million, respectively, for the three and six months ended June 30, 2017, primarily due to an increase in revenues in our CoA fleet mainly due to higher fleet utilization;

•
an increase of $4.3 million for the three and six months ended June 30, 2017, due to the Petroatlantic and Petronordic commencing time-charter-out contracts in April 2017 after completing their respective bareboat charters; and

•	an increase of $5.0 million for the six months ended June 30, 2017, due to an increase in project revenues;
partially offset by

•
decreases of $2.0 million and $4.5 million, respectively, for the three and six months ended June 30, 2017, due to the redelivery of one vessel to us in June 2016 as it completed its time-charter-out agreement;

•
decreases of $1.6 million and $2.9 million, respectively, for the three and six months ended June 30, 2017, due to lower average rates and fewer opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market; and

•	a decrease of $1.5 million for three and six months ended June 30, 2017, due to one vessel acting as a substitute for one of our FSO units during the second quarter of 2016.
Vessel operating expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2017 compared to the same periods last year, primarily due to:

•	decreases of $1.0 million and $1.9 million, respectively, for the three and six months ended June 30, 2017, due to the sale of one vessel in November 2016; and

•	decreases of $1.7 million and $1.8 million, respectively, for the three and six months ended June 30, 2017, mainly due to the timing of repairs and maintenance expenses;
partially offset by

•
an increase of $1.7 million for the three and six months ended June 30, 2017, due to the Petroatlantic and Petronordic commencing time-charter-out contracts in April 2017 after completing their respective bareboat charters.

Time-charter hire expenses. Time-charter hire expenses increased for the three and six months ended June 30, 2017 compared to the same periods last year, primarily due to:

•	increases of $4.6 million and $9.2 million, respectively, for the three and six months ended June 30, 2017, due to the in-chartering of one vessel from September 2016;
partially offset by

•	decreases of $2.6 million and $5.5 million, respectively, for the three and six months ended June 30, 2017, due to the redelivery of one vessel by us in December 2016; and

•	decreases of $1.4 million and $1.2 million, respectively, for the three and six months ended June 30, 2017, due to decreased spot in-chartering of shuttle tankers.
FSO Segment

As at June 30, 2017, our FSO fleet consisted of five units that operate under fixed-rate time charters or fixed-rate bareboat charters, for which our ownership interests range from 89% to 100%, one unit, the Randgrid, for which our ownership interest is 100%, and one idle unit, the Navion Saga, for which our ownership interest is 100%. The Randgrid completed its conversion from a shuttle tanker to an FSO unit in June 2017 and is currently en route to the Gina Krog oil and gas field located in the North Sea, where it is expected to commence operations in the fourth quarter of 2017 under a three-year time-charter contract, which includes 12 additional one-year extension options, The Navion Saga FSO unit was held for sale as at June 30, 2017.

FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner or Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following tables present the FSO segment’s operating results for the three and six months ended June 30, 2017 and 2016, and compare its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2017 and 2016, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the changes in calendar-ship-days for the FSO segment:

	Three Months Ended June 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2017	2016	% Change
Revenues	10,798	13,789	(21.7)
Voyage expenses	(430)	(124)	246.8
Net revenues	10,368	13,665	(24.1)
Vessel operating expenses	(4,693)	(6,195)	(24.2)
Depreciation and amortization	(2,588)	(2,209)	17.2
General and administrative (1)	(409)	(144)	184.0
Write-down of vessels	(1,500)	—	100.0
Income from vessel operations	1,178	5,117	(77.0)
Calendar-Ship-Days
Owned Vessels	637	637	—

	Six Months Ended June 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2017	2016	% Change
Revenues	22,287	28,152	(20.8)
Voyage expenses	(755)	(335)	125.4
Net revenues	21,532	27,817	(22.6)
Vessel operating expenses	(9,772)	(11,668)	(16.2)
Depreciation and amortization	(5,140)	(4,381)	17.3
General and administrative (1)	(910)	(382)	138.2
Write-down of vessels	(1,500)	—	100.0
Income from vessel operations	4,210	11,386	(63.0)
Calendar-Ship-Days
Owned Vessels	1,267	1,274	(0.5)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Net revenues. Net revenues decreased for the three and six months ended June 30, 2017, compared to the same periods last year, primarily due to the redelivery of the Navion Saga in October 2016, following the completion of its time-charter-out contract, partially offset by dry dock reimbursements relating to the Apollo Spirit received during the first and second quarters of 2017 (this revenue is offset by an increase in depreciation and amortization).

Vessel operating expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2017, compared to the same periods last year, primarily due to the redelivery of the Navion Saga in October 2016.

Write-down of vessels. Write-down of vessels for the three and six months ended June 30, 2017 consists of the write-down of the Falcon Spirit as a result of a decrease in the estimated residual value of the unit.
UMS Segment
As at June 30, 2017, our UMS fleet consisted of one unit, the Arendal Spirit, in which we own a 100% interest.

The following tables present the UMS segment’s operating results and calendar-ship-days for the three and six months ended June 30, 2017 and 2016. The Arendal Spirit began its three-year charter contract for Petroleo Netherlands B.V. on June 7, 2015. In mid-April 2016, during the process of lifting off the gangway connecting the Arendal Spirit to an FPSO unit, the gangway of the Arendal Spirit suffered damage. During the gangway replacement, the Arendal Spirit was declared off-hire. The gangway was replaced in mid-June 2016 and the Arendal Spirit was declared on-hire in early-July 2016. In early-November 2016, the unit experienced an operational incident relating to the dynamic positioning system and, as a result, Petroleo Netherlands B.V. suspended its charter hire payments beginning November 6, 2016 to complete an operational review relating to this incident. In late-April 2017, Petroleo Netherlands B.V. notified our subsidiary, Logitel Offshore Norway AS, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. We have disputed the grounds for termination and are reviewing our legal options, including the initiation of a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently being demobilized after which it will proceed into lay-up.

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended June 30,		% Change
	2017	2016
Revenues	3,089	3,736	(17.3)
Vessel operating expenses	(17,333)	(9,319)	86.0
Depreciation and amortization	(1,634)	(1,695)	(3.6)
General and administrative (1)	(1,172)	(832)	40.9
Write-down of vessels	—	(43,650)	(100.0)
Loss from vessel operations	(17,050)	(51,760)	(67.1)
Calendar-Ship-Days
Owned Vessels	91	91	—

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Six Months Ended June 30,		% Change
	2017	2016
Revenues	3,916	17,217	(77.3)
Vessel operating expenses	(23,818)	(17,245)	38.1
Depreciation and amortization	(3,267)	(3,390)	(3.6)
General and administrative (1)	(3,164)	(1,526)	107.3
Write-down of vessels	—	(43,650)	(100.0)
Loss from vessel operations	(26,333)	(48,594)	(45.8)
Calendar-Ship-Days
Owned Vessels	181	182	(0.5)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the UMS segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Revenues. Revenues decreased for the three and six months ended June 30, 2017, compared to the same periods last year, due to the charterer not paying charter hire payments since early-November 2016. The charter contract was subsequently terminated in late-April 2017 and the remaining deferred revenue of $3.1 million and $3.9 million, respectively, relating to the charter contract was recognized during the three and six months ended June 30, 2017. The Arendal Spirit was off-hire from mid-April 2016 until early-July 2016 due to damage suffered to the gangway of the unit.
Vessel operating expenses. Vessel operating expenses increased for the three and six months ended June 30, 2017, compared to the same periods last year, primarily due to:

•
an increase of $9.3 million for the three and six months ended June 30, 2017, due to the write-off of deferred operating expenses upon the termination of the Arendal Spirit's charter contract in late-April 2017; and

•
increases of $0.7 million and $1.0 million, respectively, for the three and six months ended June 30, 2017, due to higher crew costs from an increased number of crew and crew overtime associated with the demobilization of the Arendal Spirit;

partially offset by

•	decreases of $1.4 million and $3.0 million, respectively, for the three and six months ended June 30, 2017 due to lower repairs and maintenance.
Write-down of vessels. Write-down of vessels for the three and six months ended June 30, 2016, consists of the write-down relating to the cancellation of two UMS newbuilding contracts during the three and six months ended June 30, 2016.
Towage Segment

As at June 30, 2017, our towage vessel fleet consisted of eight long-distance towing and offshore installation vessels and two long-distance towing and offshore installation vessel newbuildings, which are scheduled to deliver in late-2017 and early-2018. We own a 100% interest in each of the vessels in our towage fleet.

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, floating liquid natural gas units and floating drill rigs.

The following tables present our towage segment’s operating results for the three and six months ended June 30, 2017 and 2016, and compare its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2017 and 2016, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the towage segment:

	Three Months Ended June 30,		% Change
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2017	2016
Revenues	4,229	11,730	(63.9)
Voyage expenses	(2,409)	(4,281)	(43.7)
Net revenues	1,820	7,449	(75.6)
Vessel operating expenses	(4,190)	(3,924)	6.8
Depreciation and amortization	(3,519)	(2,830)	24.3
General and administrative (1)	(1,132)	(757)	49.5
Loss from vessel operations	(7,021)	(62)	11,224.2
Calendar-Ship-Days
Owned Vessels	648	546	18.7

	Six Months Ended June 30,		% Change
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2017	2016
Revenues	15,127	22,813	(33.7)
Voyage expenses	(5,919)	(7,799)	(24.1)
Net revenues	9,208	15,014	(38.7)
Vessel operating expenses	(9,104)	(8,809)	3.3
Time-charter hire expenses	(925)	—	100.0
Depreciation and amortization	(6,945)	(5,653)	22.9
General and administrative (1)	(2,193)	(1,491)	47.1
Loss from vessel operations	(9,959)	(939)	960.6
Calendar-Ship-Days
Owned Vessels	1,278	1,092	17.0
Chartered-in Vessels	52	—	100.0
Total	1,330	1,092	21.8

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our owned towing and offshore installation vessels increased for the three and six months ended June 30, 2017, compared to the same periods last year, due to the delivery of two newbuilding vessels, the ALP Striker and the ALP Defender, in September 2016 and June 2017, respectively.

The average number of our chartered-in towing and offshore installation vessels increased for the six months ended June 30, 2017, compared to the same period last year, due to the in-chartering of two vessels for a project completed during the six months ended June 30, 2017.

Net revenues. Net revenues decreased for the three and six months ended June 30, 2017, compared to the same periods last year, mainly due to a decrease in utilization and rates for the towage vessel fleet due to weakness in the offshore market, partially offset by an increase in the owned and chartered-in fleet size.

Time-charter hire expenses. Time-charter hire expenses increased for the six months ended June 30, 2017, compared to the same period last year, due to the in-chartering of two vessels in support of an FPSO installation project. The time-charter hire expenses were reimbursed by the customer and are included in Revenues.

Depreciation and amortization expense. Depreciation and amortization expense increased for the three and six months ended June 30, 2017, compared to the same periods last year, due to the delivery of the ALP Striker in September 2016 and the ALP Defender in June 2017.
Conventional Tanker Segment

As at June 30, 2017, our conventional tanker fleet consisted of two in-chartered conventional tankers. One vessel is fixed on a two-year time-charter-out contract that commenced during 2016 and the other vessel is trading in the spot conventional tanker market.

The following tables present our conventional tanker segment’s operating results for the three and six months ended June 30, 2017 and 2016, and compare its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2017 and 2016, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the conventional tanker segment:

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended June 30,		% Change
	2017	2016
Revenues	3,465	4,654	(25.5)
Voyage expenses	(38)	(610)	(93.8)
Net revenues	3,427	4,044	(15.3)
Vessel operating expenses	—	(166)	(100.0)
Time-charter hire expenses	(4,120)	(4,065)	1.4
General and administrative (1)	(90)	—	100.0
Loss from vessel operations	(783)	(187)	318.7
Calendar-Ship-Days
Chartered-in Vessels	182	182	—

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Six Months Ended June 30,		% Change
	2017	2016
Revenues	7,301	13,468	(45.8)
Voyage expenses	(66)	(1,287)	(94.9)
Net revenues	7,235	12,181	(40.6)
Vessel operating expenses	10	(1,439)	(100.7)
Time-charter hire expenses	(8,253)	(4,576)	80.4
General and administrative (1)	(180)	(172)	4.7
(Loss) Income from vessel operations	(1,188)	5,994	(119.8)
Calendar-Ship-Days
Owned Vessels	—	160	(100.0)
Chartered-in Vessels	362	204	77.5
Total	362	364	(0.5)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our owned conventional tankers decreased for the six months ended June 30, 2017, compared to the same period last year, due to the sales of the Kilimanjaro Spirit and the Fuji Spirit conventional tankers in March 2016, which were subsequently renamed Blue Pride and Blue Power, respectively, by the new owners.
The average number of our chartered-in conventional tankers increased for the six months ended June 30, 2017, compared to the same period last year, due to the in-chartering of the Blue Pride and Blue Power conventional tankers from March 2016 for three years.

Net Revenues. Net revenues decreased for the six months ended June 30, 2017, compared to the same period last year, mainly due to a $4.0 million termination fee received from Teekay Corporation for the early termination of the time-charter-out contract of the Kilimanjaro Spirit in March 2016.

Vessel operating expenses. Vessel operating expenses decreased for the six months ended June 30, 2017, compared to the same period last year, due to the sale of two conventional tankers in March 2016.

Time-charter hire expenses. Time-charter hire expenses increased for the six months ended June 30, 2017, compared to the same period last year, due to the in-chartering of the Blue Pride and the Blue Power conventional tankers from March 2016.
Other Operating Results
General and Administrative Expenses. General and administrative expenses were $13.4 million and $28.0 million, respectively, for the three and six months ended June 30, 2017, compared to $13.8 million and $28.3 million, respectively, for the same periods last year. General and administrative expenses decreased due to lower management fees relating to the shuttle tanker segment primarily from our cost saving initiatives and lower expenses as a result of the redelivery and lay-up of the Petrojarl Varg FPSO unit in August 2016. These were partially offset by management and legal fees incurred during the three and six months ended June 30, 2017 relating to the canceled UMS construction contracts (refer to Item 1 - Financial Statements: Note 3a - Financial Instruments).
Interest Expense. Interest expense increased to $36.6 million and $72.7 million for the three and six months ended June 30, 2017 from $33.3 million and $69.4 million for the same periods last year, primarily due to:

•	increases of $1.7 million and $4.1 million, respectively, for the three and six months ended June 30, 2017, due to an increase in the weighted-average interest rates on our long-term debt;

•
increases of $2.0 million and $3.9 million, respectively, for the three and six months ended June 30, 2017, due to a non-cash guarantee fee to Teekay Corporation associated with the long-term financing for the East Coast of Canada shuttle tanker newbuildings and certain of our interest rate swaps and cross currency swaps commencing during the second quarter of 2016; and

•
an increase of $1.7 million for the three and six months ended June 30, 2017, due to the ineffective portion of the unrealized loss, and the reclassification of the realized loss from accumulated other comprehensive loss to interest expense, on interest rate swaps designated as cash flow hedges relating to the towage segment;

partially offset by

•
decreases of $2.0 million and $4.8 million, respectively, for the three and six months ended June 30, 2017, due to interest expense incurred relating to costs associated with the delay in the delivery of a UMS newbuilding in the first and second quarters of 2016 up until its construction contract cancellation in late-June 2016; and

•	decreases of $1.0 million and $2.2 million, respectively, for the three and six months ended June 30, 2017, due to decreases in our total debt balance.

Realized and Unrealized Losses on Derivatives. Net realized and unrealized loss on non-designated derivative instruments were $21.8 million and $28.3 million, respectively, for the three and six months ended June 30, 2017, compared to $62.0 million and $122.5 million for the same periods last year.

During the three months ended June 30, 2017 and 2016, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.9 billion and $2.1 billion, respectively, and average fixed rates of approximately 3.5% and 3.2%, respectively. Short-term variable benchmark interest rates during the three months ended June 30, 2017 and 2016 were 1.4% or less and 0.9% or less, respectively, and, as such, we incurred a realized loss of $10.3 million and $13.5 million during the three months ended June 30, 2017 and 2016, respectively, under the interest rate swap agreements.

During the six months ended June 30, 2017 and 2016, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.9 billion and $2.1 billion, respectively, and average fixed rates of approximately 3.4% and 3.2%, respectively. Short-term variable benchmark interest rates during the six months ended June 30, 2017 and 2016 were 1.4% or less and 0.9% or less, respectively, and, as such, we incurred a realized loss of $21.0 million and $27.5 million during the six months ended June 30, 2017 and 2016, respectively, under the interest rate swap agreements.

During the three months ended June 30, 2017 and 2016, we were committed to foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in Norwegian Kroner, Euro and the Singapore Dollar, which incurred a realized loss of $0.3 million and $1.7 million during the three months ended June 30, 2017 and 2016, respectively.

During the six months ended June 30, 2017 and 2016, we were committed to foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in Norwegian Kroner, Euro and the Singapore Dollar, which incurred a realized loss of $0.4 million and $4.6 million during the six months ended June 30, 2017 and 2016, respectively.

The $40.2 million decrease in net realized and unrealized loss on non-designated derivatives for the three months ended June 30, 2017 compared to the same period last year was primarily due to a $34.9 million decrease in the unrealized loss on interest rate swaps relating to long-term LIBOR benchmark rates decreasing less as at June 30, 2017 relative to March 31, 2017, compared to as at June 30, 2016 relative to March 31, 2016, a decrease in the realized loss on interest rate swaps of $3.2 million due to an increase in current LIBOR during the second quarter of 2017 and a decrease in the aggregate average outstanding notional amount of interest rate swap agreements, compared to the same period last year, a $1.4 million decrease in the realized loss on foreign currency forward contracts due to a decrease in the transfer of previously unrealized losses to realized losses during the second quarter of 2017 related to actual cash settlements, and a $0.7 million increase in the unrealized gain on foreign currency forward contracts from the U.S. Dollar weakening against the Norwegian Kroner as at June 30, 2017 relative to March 31, 2017, compared to the U.S. Dollar strengthening as at June 30, 2016 relative to March 31, 2016.

The $94.2 million decrease in net realized and unrealized loss on non-designated derivatives for the six months ended June 30, 2017 compared to the same period last year was primarily due to a $90.4 million decrease in the unrealized loss on interest rate swaps relating to long-term LIBOR benchmark rates increasing as at June 30, 2017 relative to December 31, 2016, compared to decreasing as at June 30, 2016 relative to December 31, 2015, a decrease in the realized loss on interest rate swaps of $6.5 million due to an increase in current LIBOR during the six months ended June 30, 2017 and a decrease in the aggregate average outstanding notional amount of interest rate swap agreements, compared to the same period last year, and a $4.2 million decrease in the realized loss on foreign currency forward contracts due to a decrease in the transfer of previously unrealized losses to realized losses during the six months ended June 30, 2017 related to actual cash settlements, partially offset by a $6.9 million decrease in the unrealized gain on foreign currency forward contracts from the U.S. Dollar weakening less against the Norwegian Kroner as at June 30, 2017 relative to December 31, 2016, compared to as at June 30, 2016 relative to December 31, 2015.

Foreign Currency Exchange Losses. Foreign currency exchange losses were $6.6 million and $6.8 million for the three and six months ended June 30, 2017, respectively, compared to $13.1 million and $15.9 million for the same periods last year. Our foreign currency exchange losses are due primarily to the relevant period-end revaluation of NOK-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on NOK-denominated net monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated net monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three and six months ended June 30, 2017, foreign currency exchange losses include realized losses of $3.3 million and $6.5 million, respectively, (2016 - losses of $2.7 million and $37.9 million, respectively) and unrealized gains (losses) of $8.1 million and $12.5 million, respectively (2016 - gains (losses) of ($14.4) million and $38.5 million, respectively) on the cross currency swaps and unrealized gains (losses) of ($7.8) million and ($9.1) million, respectively (2016 - gains (losses) of $3.3 million and ($48.2) million, respectively), on the revaluation of the NOK-denominated debt. During the six months ended June 30, 2016, NOK 500 million of our senior unsecured bonds matured and we recorded a $32.6 million realized foreign currency exchange gain on the repayment of the bonds and a $32.6 million realized loss on the maturity of its associated cross currency swap. There were additional realized and unrealized foreign exchange gains (losses) of ($3.6) million and ($3.7) million, respectively, for the three and six months ended June 30, 2017 (2016 - gains (losses) of $0.7 million and ($0.9) million, respectively) on all other monetary assets and liabilities.

Other Expense - Net. Other expense - net was $1.1 million and $0.9 million for the three and six months ended June 30, 2017, compared to $21.3 million for the same periods last year. The decrease in other expenses was mainly due to the cancellation of the UMS construction contracts recorded during the three and six months ended June 30, 2016 resulting in the recognition of an expense relating to estimated damages of $38.0 million, partially offset by a $14.5 million gain associated with the extinguishment of contingent liabilities relating to the UMS newbuildings and a $2.1 million gain relating to the reassessment of a contingent liability fair value associated with the Arendal Spirit UMS.

Income Tax (Expense) Recovery. Income tax (expense) recovery was $(0.4) million and $(1.8) million, respectively, for the three and six months ended June 30, 2017, compared to $1.4 million and $4.3 million, respectively, for the same periods last year.

The increase in income tax expense for the three and six months ended June 30, 2017, compared to the same periods last year, was primarily due to an increase in deferred tax expense during the three and six months ended June 30, 2017 due to changes in our future income assumptions given the sustained low oil price, and a reversal of an uncertain tax position during the six months ended June 30, 2016 as a result of receiving a favorable ruling from the relevant tax authority.
Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with terms between three to ten years. In July 2017, we announced our entry into agreements regarding the Brookfield Transaction, which is expected to strengthen our capital structure and fully fund our existing growth projects. Additionally, effective for the distributions relating to the second quarter of 2017, we reduced our quarterly cash distributions to $0.01 per common unit to reinvest cash in the business and further strengthen our balance sheet. We believe that it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to reduce debt levels. Our near-to-medium term business strategy is primarily focused on implementing existing growth projects, repaying or refinancing scheduled debt obligations and pursuing strategic growth projects. Despite significant weakness in the global energy and capital markets, our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties.

As at June 30, 2017, our total consolidated cash and cash equivalents were $212.3 million, compared to $227.4 million at December 31, 2016. Our total consolidated liquidity, including cash, cash equivalents and undrawn revolving credit facilities was $212.3 million as at June 30, 2017, compared to $260.7 million as at December 31, 2016. The decrease in liquidity was primarily due to: the scheduled repayments of outstanding term loans and revolving credit facilities, cash distributions paid by us and payments for committed newbuildings and conversions (please read Item 1 - Financial Statements: Note 9. Commitments and Contingencies); partially offset by net operating cash flows, the proceeds from long-term debt and a decrease in cash collateral on cross currency swaps.

As at June 30, 2017, we had a working capital deficit of $749.0 million, compared to a working capital deficit of $398.0 million at December 31, 2016. Accounts receivable increased mainly due to the timing of collections. Other current assets decreased mainly due to the write-off of deferred operating expenses upon the termination of the Arendal Spirit's UMS charter contract in late-April 2017. The net due to affiliates balance increased mainly due to the timing of settlements. The current portion of long-term debt increased mainly due to the reclassification of the term loan outstanding for the Arendal Spirit UMS due to the termination of its charter contract during the second quarter of 2017, three term loans maturing in the first half of 2018, and NOK 160 million of one of our NOK-denominated bonds, repayable in January 2018, to the current portion of long-term debt as at June 30, 2017, and the drawdown of a $50 million short-term debt facility during the second quarter of 2017, partially offset by the maturity and repayment of one revolving credit facility during the six months ended June 30, 2017.

Our primary liquidity needs for the remainder of 2017 and 2018 are to pay existing, committed capital expenditures, to make scheduled repayments of debt, to pay debt service costs, quarterly distributions on outstanding common and preferred units, operating expenses and dry docking expenditures, to fund general working capital requirements, to settle claims and potential claims against us and manage our working capital deficit. Our primary sources of funds for the remainder of 2017 and 2018 will be equity, bank debt and bond issuances as part of the strategic partnership with Brookfield, cash flows from operations and other bank debt. As at June 30, 2017, our total future contractual obligations for vessels and newbuildings and committed conversions, including our 50% interest in the Libra FPSO conversion, were estimated to be $544.2 million, consisting of $450.5 million (remainder of 2017) and $93.7 million (2018). Of this $544 million of future contractual obligations, we have pre-arranged financing in place of $272 million and a further $60 million held in escrow as funding for the Petrojarl I FPSO project, with a remaining requirement of $212 million, which mainly relates to 2017, which we expect will be funded from the proceeds of the equity and bond issuances as part of the Brookfield Transaction.

Primarily as a result of the working capital deficit and committed capital expenditures, over the one-year period following the issuance of our June 30, 2017 unaudited consolidated financial statements we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our minimum liquidity requirements under our financial covenants. If completed, the Brookfield Transaction is expected to significantly strengthen our capital structure and the proceeds from the equity and bond issuances as part of the transaction are expected to provide the required financing to address our working capital deficit and committed capital expenditures. Additional sources of financing include refinancing debt facilities that mature during the one-year period, increasing amounts available under existing debt facilities and entering into new debt facilities and negotiating extensions or redeployments of existing assets. The Brookfield Transaction has been approved by the board of directors of Teekay Corporation, our general partner and Brookfield. Our Conflicts Committee, comprised of independent members of the board of directors of our general partner, have also approved this transaction. The closing of this transaction, which remains subject to the satisfaction of certain conditions, including, among others, regulatory approvals, is expected to occur in the third quarter of 2017. Please refer to Item 1 - Financial Statements: Note 9k - Commitments and Contingencies.

Our revolving credit facilities and term loans are described in Item 1 - Financial Statements: Note 5. Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements. We have two revolving credit facilities and five term loans that require us to maintain vessel values to drawn principal balance ratios of a minimum range of 113% to 125%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request us to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at our option. As at June 30, 2017, these ratios were estimated to range from 117% to 293% and exceeded the minimum ratios required. The vessel values used in calculating these ratios are appraised values provided by third parties where available, or are prepared by us based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing and offshore installation, UMS, FPSO or FSO markets could negatively affect these ratios. The lenders for our loan relating to the Petrojarl I FPSO unit agreed to extend the availability date of the loan for several successive periods out to September 15, 2017, as the loan was subject to a mandatory prepayment provision, initially in early October 2016, if the unit was not accepted at that time by the charterer. These interim extensions provide additional time for us to negotiate a revised schedule for the delivery of the unit and thereafter, amend the loan facility accordingly to reflect the revised delivery schedule. As at June 30, 2017, we had $60 million held in escrow to fund the final upgrade costs. As at June 30, 2017, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. Dollars)	Six months ended June 30,
	2017	2016
Net cash flow from operating activities	190,564	171,832
Net cash flow (used for) from financing activities	(77,912)	55,884
Net cash flow used for investing activities	(127,763)	(105,471)

Operating Cash Flows.

Net cash flow from operating activities increased to $190.6 million for the six months ended June 30, 2017, from $171.8 million for the same period in 2016, primarily due to lower repairs and maintenance expenses on our FPSO units and shuttle tanker fleet, higher average rates and higher utilization from our shuttle tanker fleet, the commencement of time-charter-out contracts for two shuttle tankers which were previously operating on bareboat contracts and a decrease in the realized loss on derivative instruments, partially offset by the redelivery of the Petrojarl Varg FPSO unit, the redelivery of one shuttle tanker and one FSO unit as they completed their time-charter-out agreements during 2016, the charterer of the Arendal Spirit UMS not paying charter hire payments since early-November 2016 and the subsequent contract termination in late-April 2017, lower average rates and lower utilization from our towage fleet and the sale of two conventional tankers during 2016 which were subsequently chartered-in by us.

The decrease in non-cash working capital items for the six months ended June 30, 2017 compared to the same period last year is primarily due to the timing of payments made to vendors and received from customers, partially offset by the timing of settlements of intercompany balances with related parties.

For a further discussion of changes in income statement items described above for our six reportable segments, please read “Results of Operations”.

Financing Cash Flows.

We use our revolving credit facilities to finance capital expenditures and for general partnership purposes. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from long-term debt, net of debt issuance costs and prepayments of long-term debt, were $205.3 million for the six months ended June 30, 2017, and $135.4 million for the same period in 2016.

Net proceeds from the issuance of long-term debt for the six months ended June 30, 2017 mainly related to the refinancing of a debt facility, the drawdown of three existing debt facilities and two existing revolving debt facilities, and a $50 million short-term debt facility. These proceeds were used primarily for the final bullet payment on an existing debt facility, to fund the installment payments on the three shuttle tanker newbuildings being constructed for the East Coast of Canada contract, the Gina Krog FSO conversion, the Petrojarl I FPSO unit upgrades, the final installment on the ALP Defender towing and offshore installation vessels and to fund working capital requirements.

Net proceeds from the issuance of long-term debt for the six months ended June 30, 2016 mainly related to the drawdown of three existing term loans, a new $35 million tranche added to an existing debt facility secured by two shuttle tankers and one existing revolving debt facility. These proceeds were used primarily to fund the installment payments on the four towing and offshore installation newbuildings, upgrades on the Petrojarl I FPSO unit and the Gina Krog FSO conversion.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt was $263.2 million for the six months ended June 30, 2017, consistent with $263.9 million for the same period in 2016. Repayments for the six months ended June 30, 2017 reflects the maturity of two term loans and repayments on the on the Petrojarl I FPSO debt facility. During the six months ended June 30, 2016, the repayments reflect the maturity of a NOK 500 million tranche of our senior unsecured bonds in January 2016, the maturity of an existing term loan and the repayment of a portion of an existing revolving debt facility relating to the Petrojarl Varg FPSO unit.

In June 2016, we issued 22.0 million common units in a private placement for net proceeds of approximately $99.5 million, including the general partner's 2% proportionate capital contribution. We used the proceeds for general partnership purposes including the funding of existing newbuilding installments and capital conversion projects.

In June 2016, we issued 4,000,000 10.50% Series D Preferred Units to a group of investors for net proceeds of approximately $97.2 million. These investors also received 4,500,000 warrants with an exercise price equal to the closing price of the Partnership’s common units on June 16, 2016, or $4.55 per unit and 2,250,000 warrants with an exercise price at a 33% premium to the closing price of the Partnership’s common units on June 16, 2016, or $6.05 per unit. We used the proceeds for general partnership purposes including the funding of existing newbuilding installments and capital conversion projects.

The decrease of $15.2 million and $32.0 million in restricted cash for the six months ended June 30, 2017 and 2016, respectively, relate to a decrease in collateral on our cross currency swaps.

The decrease in distributions to our common and preferred unitholders and our general partner was mainly due to the issuance of 3.5 million common units for a total value of $18.9 million, as a payment-in-kind for the distributions on our Series C-1 Preferred Units and our common units and general partner interest held by subsidiaries of Teekay Corporation for the distributions paid during for the six months ended June 30, 2017, partially offset by an increase in distributions due to the issuance of 38.1 million common units, excluding common units issued to subsidiaries of Teekay Corporation, during 2016.

Subsequent to June 30, 2017, distributions of $1.6 million on our outstanding common units and general partner interest related to the second quarter of 2017 were declared, of which $1.1 million relating to common units held by the public were paid in cash and $0.5 million relating to our common units and the general partner interest held by a subsidiary of Teekay Corporation were settled in the form of our common units in place of cash on August 11, 2017. Subsequent to June 30, 2017, cash distributions of $5.4 million for our Series A and Series B Preferred Units relating to the second quarter of 2017 were declared and were paid in cash on August 15, 2017.

Investing Cash Flows.

During the six months ended June 30, 2017, net cash flow used for investing activities was $127.8 million, primarily relating to $118.6 million of payments for vessels and equipment (including conversion costs on the Gina Krog FSO conversion, upgrade costs on the Petrojarl I FPSO unit and installment payments on the newbuilding towing and offshore installation vessels and the East Coast of Canada newbuilding shuttle tankers) and $12.3 million of investments in our joint ventures, partially offset by scheduled lease payments received of $3.2 million from leasing our direct financing lease assets.

During the six months ended June 30, 2016, net cash flow used for investing activities was $105.5 million, primarily relating to $106.4 million of expenditures for vessels and equipment (including conversion costs on the Gina Krog FSO conversion, upgrade costs on the Petrojarl I FPSO unit and installment payments on the newbuilding towing and offshore installation vessels and the East Coast of Canada newbuilding shuttle tankers), a $52.9 million investment in our joint ventures (including $56.1 million of cash investments partially offset by a $3.3 million construction credit received) and $1.6 million net investments in direct financing lease assets (including $4.5 million of investments in direct financing lease assets partially offset by $2.9 million received from leasing our direct financing lease assets), partially offset by proceeds of $55.5 million from the sale of the Navion Torinita shuttle tanker and the Fuji Spirit and Kilimanjaro Spirit conventional tankers.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2017:

		Balance
		of					Beyond
	Total	2017	2018	2019	2020	2021	2021
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Bond repayments(1)	300.0	—	—	300.0	—	—	—
Secured debt - scheduled repayments(1)	1,830.5	206.9	400.4	317.7	251.6	220.9	433.0
Secured debt - repayments on maturity(1)	794.6	255.3	204.1	25.0	40.0	—	270.2
Subordinated promissory note - repayment on maturity(2)	200.0	—	—	200.0	—	—	—
Chartered-in vessels (operating leases)	136.2	34.7	52.2	33.9	15.4	—	—
Acquisition of vessels and newbuildings and committed conversion costs(3)	544.2	450.5	93.7	—	—	—	—
Norwegian Kroner-Denominated Obligations
Bond repayments(4)	266.0	20.9	125.3	119.8	—	—	—
Total contractual obligations	4,071.5	968.3	875.7	996.4	307.0	220.9	703.2

(1)
Excludes expected interest payments of $50.3 million (remainder of 2017), $81.3 million (2018), $56.2 million (2019), $35.8 million (2020), $27.3 million (2021) and $37.6 million (beyond 2021). Expected interest payments are based on existing interest rates (fixed-rate loans) and LIBOR plus margins which ranged between 0.30% and 4.50% (variable-rate loans) as at June 30, 2017. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.

(2)
Consists of the repayment of the 2016 Teekay Corporation Promissory Note. The 2016 Teekay Corporation Promissory Note bears interest at an annual rate of 10.00% on the outstanding principal balance, one half of which will be paid in cash, and the other half of which will be paid in common units or from the proceeds of the sale of equity securities. Excludes maximum expected interest payments of $10.1 million (remainder of 2017) and $20.0 million (2018). As part of the Brookfield Transaction, Brookfield is expected to acquire from a subsidiary of Teekay Corporation, the 2016 Teekay Corporation Promissory Note and extend its maturity date from 2019 to 2022.

(3)
Consists of the estimated remaining payments for the acquisition of two towing and offshore installation newbuildings, three shuttle tanker newbuildings, our 50% interest in an FPSO conversion for the Libra field, upgrades for the Petrojarl I FPSO unit, and the FSO conversion for the Randgrid shuttle tanker. Please read Item 1 - Financial Statements: Note 9a, 9b, 9d, 9e and 9f - Commitments and Contingencies. We have pre-arranged undrawn financing of approximately $271.8 million relating to our capital expenditure commitments, $60 million held in escrow as funding for the Petrojarl I FPSO project and an advance of $15.8 million from the shipyard resulting from a delay in the delivery of the remaining two towing and offshore installation newbuildings.

(4)
NOK-denominated bond repayments are based on the foreign exchange rate as at June 30, 2017 and exclude the impact of the cross currency swaps. Excludes expected interest payments of $7.7 million (remainder of 2017), $14.5 million (2018) and $0.5 million (2019). Expected interest payments are based on NIBOR, plus margins which ranged between 4.25% and 5.75% as at June 30, 2017. The expected interest payments do not reflect the effect of related cross currency swaps that we have used as an economic hedge of certain of our NOK-denominated obligations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Part I, Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies in our Annual Report on Form 20-F for the year ended December 31, 2016.
At June 30, 2017, the shuttle tanker and towage segments had goodwill attributable to them. Based on conditions that existed at June 30, 2017, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are described in our Annual Report on Form 20-F for the year ended December 31, 2016.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects, business strategy and other plans and objectives for future operations;

•	meeting our going concern needs and our liquidity needs;

•
the Brookfield Transaction; the timing and completion of the Brookfield Transaction; the expected effects of the completion of the Brookfield Transaction on our operations and financial condition, including expectations regarding our enhanced liquidity as a result of the transactions and the release of Teekay Corporation from financial guarantees;

•	the expected employment of the newbuilding shuttle tankers under our agreement with Statoil and the expected required capacity in the Partnership's CoA fleet in the North Sea;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•
our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for a one-year period;

•	our ability to refinance existing debt obligations, to raise additional debt, to fund capital expenditures and negotiate extensions or redeployments of existing assets;

•	the negative impact of low oil prices on the likelihood of certain contract extensions;

•
the outcome and cost of claims and potential claims against us, including claims and potential claims by Sevan, CeFront and COSCO relating to Logitel and cancellation of the UMS newbuildings, Petrobras associated with the Piranema Spirit FPSO, Shell associated with the Petrojarl Knarr FPSO and Transocean associated with the ALP Forward;

•
the outcome of the Arendal Spirit UMS charter contract termination, including expectations regarding any future purchase price contingent consideration payments, the outcome of our dispute of the contract termination by Petrobras and our ability to collect amounts under the contract, discussions with the lenders under the unit’s related credit facility, including the outcome of the lenders final internal approvals, and the potential for alternative employment of the unit;

•	the outcome of the negotiations for the lease and operate contract for the Petrojarl Varg FPSO unit;

•	offers of shuttle tankers, FSO units, or FPSO units and related contracts from Teekay Corporation and our accepting such offers;

•	acquisitions from third parties and obtaining offshore projects, that we or Teekay Corporation bid on or may be awarded;

•
certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings, acquisitions, conversions and upgrades, including the towing and offshore installation vessel newbuildings, conversion of the Randgrid to an FSO unit to serve the Gina Krog oil and gas field and the potential increase in the total cost of the conversion project, conversion of the Libra FPSO unit to serve the Libra field, the upgrade of the Petrojarl I FPSO unit and its anticipated charter commencement with QGEP, and shuttle tanker newbuildings;

•	the ability of the Libra Joint Venture to obtain cross default waivers from the facility lenders associated with the Libra FPSO conversion;

•	our ability to recover the lower day rate on the Petrojarl I FPSO unit under the variable rate;

•	the timing of the new shuttle tanker CoA contracts and the number of shuttle tankers to serve these new CoAs;

•	expected employment and trading of older shuttle tankers;

•	payment of additional contingent consideration for our acquisitions of ALP and Logitel;

•	the expectations as to the chartering of unchartered vessels, including the towage newbuildings and the HiLoad DP unit;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter contracts;

•	timing of settlement of amounts due to and from affiliates;

•	the future valuation of goodwill;

•	our compliance with covenants under our credit facilities;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner;

•	distributions on our common units;

•	increasing the efficiency of our business and redeploying vessels as charters expire or terminate; and

•	our ability to pay dividends on our common units.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: failure to satisfy the closing conditions to the Brookfield Transaction, including, without limitation, obtaining the required approvals from relevant regulatory authorities; any failure of counterparties to agreements with us or Teekay Corporation to perform their commitments relating to the Brookfield Transaction; failure to realize the expected benefits of the Brookfield Transaction; failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in production of oil from offshore oil fields; changes in oil prices; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production, conversion or vessel delivery delays; the inability of the joint venture between Teekay Corporation and OOG to secure new Brazil FPSO projects that may be offered for sale to us; failure to obtain required approvals by the Conflicts Committee of our general partner to acquire other vessels or offshore projects from Teekay Corporation or third parties; our potential inability to raise financing to refinance debt maturities, fund existing projects or purchase additional vessels; our cash flows and levels of available cash, and the levels of cash reserves established by the board of directors of our general partners and required by any financing agreements; the effects of the issuance of additional common units and other equity securities on cash distributions; the outcome of discussions or legal action with Sevan, CeFront, COSCO, Petrobras, Shell, Transocean and third parties relating to existing or potential claims; the outcome of discussions with QGEP, Damen and lenders of the Petrojarl I loan facility relating to the project delays in the delivery of the unit; our exposure to currency exchange rate fluctuations; changes to the amount or proportion of revenues and expenses denominated in foreign currencies; potential inability to obtain charters related to the towage newbuildings; our ability to successfully operate in new markets, including the East Coast of Canada; our inability to successfully make a claim against, and collect from, Petrobras for the Arendal Spirit UMS; our inability to negotiate acceptable terms with the lenders of the Arendal Spirit UMS debt facility; delays in the start-up of offshore oil fields related to the CoA contracts or the actual vessel equivalent requirements of new CoAs; and other risk factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2016. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2017
PART I – FINANCIAL INFORMATION
ITEM 3    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes, primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR or NIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The tables below provide information about financial instruments as at June 30, 2017 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance							Fair
	of					There-		Value
	2017	2018	2019	2020	2021	after	Total	Liability	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.)(2)	454.6	579.2	315.4	265.8	191.4	587.4	2,393.8	2,254.6	3.4%
Variable Rate (NOK)(3)	20.9	125.3	119.8	—	—	—	266.0	219.9	6.0%
Fixed Rate Debt ($U.S.)(4)	7.6	25.3	527.3	25.8	29.5	115.8	731.3	714.8	6.6%
Interest Rate Swaps:
Contract Amount(5)(6)	76.0	229.0	406.0	459.9	37.4	622.4	1,830.7	212.1	3.5%
Average Fixed Pay Rate(2)	2.2%	1.8%	4.3%	2.9%	2.4%	4.3%	3.5%
________________

(1)
Rate relating to long-term debt refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt. Rate relating to interest rate swaps refers to the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of June 30, 2017 ranged between 0.30% and 4.50% based on LIBOR and between 4.25% and 5.75% based on NIBOR.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)
Interest payments on NOK-denominated debt and interest rate swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars. Please see the table in the Foreign Currency Fluctuation Risk section below and read Item 1 – Financial Statements: Note 7 – Derivative Instruments and Hedging Activities.

(4)	Includes amounts related to the 2016 Teekay Corporation Promissory Note.

(5)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(6)
Includes six interest rate swaps, which as at June 30, 2017, had a total notional amount of $757.5 million and a total fair value liability of $189.6 million. These interest rate swaps include early termination provisions, which if exercised, would terminate these interest rate swaps in early-to-mid-2019. As part of the strategic partnership with Brookfield, we expect to lower the fixed interest rate on these swaps and extend the termination option of these swaps by two years to 2021.

Foreign Currency Fluctuation Risk
Our functional currency is the U.S. Dollar because most of our revenues and operating costs are in U.S. Dollars. We incur certain vessel operating expenses, general and administrative expenses and a portion of our capital conversion and upgrade projects in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, the Australian Dollar, Brazilian Real, British Pound, Euro and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.
We may continue to seek to hedge certain of our currency fluctuation risks in the future. At June 30, 2017, we were committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Average Forward Rate (1)	Expected Maturity		Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars) Non-hedge
			2017	2018
			(in thousands of U.S. Dollars)
Norwegian Kroner	205,000	8.39	16,614	7,829	173
Euro	7,500	0.92	8,153	—	449
			24,767	7,829	622

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
We incur interest expense on our NOK-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 1 – Financial Statements: Note 7. Derivative Instruments and Hedging Activities.
As at June 30, 2017, we were committed to the following cross currency swaps:

Notional Amount NOK (thousands)	Principal Amount USD (thousands)	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Asset (Liability) (in thousands of U.S. Dollars)	Remaining Term (years)
		Reference Rate	Margin

420,000 (1)(2)	70,946	NIBOR	5.75%	8.84%	(23,136)	1.4
800,000 (1)(3)	143,536	NIBOR	5.75%	7.58%	(52,004)	1.5
1,000,000	162,200	NIBOR	4.25%	7.45%	(49,720)	1.6
					(124,860)

(1)	Notional amount reduces equally with NOK bond repayments.

(2)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 7.2 million for $1.2 million.

(3)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 19.2 million for $3.4 million.

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at June 30, 2017, we were not committed to any bunker fuel swap contracts.

ITEM 4 -    CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the six months ended June 30, 2017, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2017
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
Occasionally we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.
Please read Item 1 - Financial Statements: Note 9 - Commitments and Contingencies: Parts c), g), h) and j) for a description of certain potential claims and claims made against us.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, Item 3. Key Information - Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2016, as well as the additional risks described below.
There is no assurance when or if the Brookfield and Teekay Corporation investment transactions will be completed.
The completion of the Brookfield and Teekay Corporation investments is subject to the satisfaction or waiver of a number of conditions, including, among others, (i) the absence of any material applicable law preventing or prohibiting the completion of the investment transactions, (ii) the separation of our shuttle tanker business into a wholly-owned subsidiary, with the subsidiary’s indebtedness having no recourse to Teekay Corporation, us, or our subsidiaries, other than the newly-created shuttle tanker subsidiary and its subsidiaries, (iii) the receipt of consents required to complete the investment transactions from the counterparties to certain contracts and permits, (iv) the redemption of all of our outstanding 8.60% Series C-1 Cumulative Convertible Perpetual Preferred Units and 10.50% Series D Cumulative Convertible Perpetual Preferred Units, (v) receipt of any required regulatory approvals and (vi) other customary closing conditions, including the accuracy of each party’s representations and warranties (subject to specified materiality qualifiers), and each party having performed and complied, in all material respects, with all of the covenants and obligations required to be performed by it under the agreements relating to the investment transactions. We make no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Brookfield and Teekay Corporation investment transactions. If the Brookfield Transaction is not completed, we may be unable to comply with liquidity covenants in our debt facilities and fund our existing obligations.
We may fail to realize the anticipated benefits of the Brookfield and Teekay Corporation investment transactions, and the transition of services could adversely impact our ongoing operations.
We, Brookfield and Teekay Corporation entered into the investment agreements with the expectation that the investment transactions would result in various benefits, including, among other things, the ability to fully finance our existing growth projects, resulting in significant near-term cash flow growth, the ability to better service our customers and take advantage of future growth opportunities, and the ability to separate our shuttle tanker business into a wholly-owned subsidiary, with the subsidiary’s indebtedness having no recourse to Teekay Corporation, us, or our subsidiaries, other than the newly-created shuttle tanker subsidiary and its subsidiaries. The success of the investment transactions will depend, in part, on our ability to realize such anticipated benefits from the investments. The anticipated benefits of the investment transactions may not be realized fully, or at all, or may take longer to realize than expected. Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of expected revenues or operating results of the partnership following the closing.
In connection with the Brookfield and Teekay Corporation investment transactions, we will enter into a transition services agreement with Teekay Corporation and our general partner to provide for the transfer, following the closing of the transactions, from Teekay Corporation to our subsidiaries, of (a) the employment of Ingvlid Sæther (President and Chief Executive Officer of Teekay Offshore Group Ltd.) and David Wong (Chief Financial Officer of Teekay Offshore Group Ltd.) and certain other persons who devote all, or substantially all of their professional time providing services to us and our subsidiaries pursuant to existing services agreements and (b) the Teekay Corporation subsidiaries (or the assets of such subsidiaries) that are devoted exclusively or nearly exclusively to providing services to us and our subsidiaries pursuant to an existing services agreement. In order to complete the transfer of certain subsidiaries to us, as the new vessel manager, may require the receipt of documents of compliance. Teekay Corporation will use its reasonable best efforts to obtain any required documents of compliance as soon as practicable following the closing of the investment transactions; however, there is no assurance when or if any necessary documents of compliance will be received.
Although the personnel and assets to be transferred are currently devoted exclusively or nearly exclusively to us and our subsidiaries, it is possible that the transfer process could result in the loss of key employees, the disruption of the ongoing businesses or inconsistencies in standards, controls, procedures or policies that adversely affect our ability to achieve the anticipated benefits of the investment transactions. The transfer of personnel and assets, including subsidiaries, may divert management attention and resources, may take longer than anticipated and may have unanticipated adverse results relating to our existing business.
Our common unit holders may experience significant dilution as a result of the issuance of common units and warrants to Brookfield and Teekay Corporation.
Completion of the Brookfield and Teekay Corporation investments would result in us issuing to Brookfield and Teekay Corporation an aggregate of approximately 256 million common units plus warrants to purchase approximately 65.5 million common units. These issuances will have a dilutive effect upon the ownership interests of our existing common unitholders, and will also increase the aggregate amount of cash required to pay quarterly cash distributions to common unitholders.

Our distributions on common units may continue to be lower than distributions made by us prior to the Brookfield transaction.
To reinvest cash in the business and further strengthen our balance sheet, our general partner approved a plan to reduce quarterly cash distributions to $0.01 per common unit, down from $0.11 per common unit, commencing with the distribution for the quarter ended June 30, 2017. Pursuant to the terms of the Brookfield investment agreement and the amended and restated general partner LLC agreement to be entered into upon closing of the Brookfield transaction, our general partner and we have agreed not to declare or pay any quarterly distribution on the common units in an amount over $0.01 per unit without the prior consent of Brookfield. There is no guarantee that quarterly cash distributions payable to common unit holders will return to historical levels.
The announcement and pendency of the Brookfield and Teekay Corporation investments could adversely affect our business, results of operations and financial condition.
The announcement and pendency of the Brookfield and Teekay Corporation investment transactions could cause disruptions in and create uncertainty surrounding our business, including affecting our relationships with existing and future customers, suppliers, lenders and employees, which could have an adverse effect on our business, results of operations and financial condition, regardless of whether the investment transactions are completed. In addition, we have expended, and continue to expend, significant management resources in an effort to complete the investment transactions, which are being diverted from their day-to-day operations.
If the Brookfield and Teekay Corporation investments are not completed, the trading price of our common units may fall to the extent that the current prices of our common units reflect a market assumption that the transactions will be completed. In addition, the failure to complete the investment transactions may result in negative publicity or a negative impression of the partnership and may affect our relationships with lenders, employees, customers, suppliers and other partners in the shipping and offshore community.
We will be subject to certain restrictions before and after the closing of the Brookfield transaction.
The terms of the Brookfield investment agreement and the amended and restated general partner LLC agreement to be entered into upon closing of the Brookfield transaction restricts us and our general partner from making certain acquisitions and divestitures, entering into certain contracts, incurring certain indebtedness and expenditures, commencing or settling litigation or disputes, repurchasing or issuing securities outside of existing equity award programs, and taking other specified actions without Brookfield consent, prior to completion of the transaction and thereafter until Brookfield exercises its option to purchase an additional 2% interest in our general partner and directors elected by Brookfield constitute a majority of the general partner's board of directors.
These restrictions may prevent us from pursuing attractive business opportunities that may arise prior to the completion of the Brookfield transaction and could have the effect of delaying or preventing other strategic transactions involving the Partnership at any time while these restrictions remain in place. Adverse effects arising from the pendency of the transaction could be exacerbated by any delays in the consummation of the transaction or termination prior to completion.
We will incur significant transaction costs in connection with the Brookfield and Teekay Corporation investment transactions.
We have incurred and expect to continue to incur a number of non-recurring costs associated with the Brookfield and Teekay Corporation investment transactions. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, public company filing fees and other regulatory expenses, printing expenses and other related charges. In addition, we have agreed to reimburse Brookfield for costs and expenses, not to exceed $3 million, incurred in connection with the transaction. Many of these costs, including the Brookfield expense reimbursement, are payable by us regardless of whether the transactions are completed.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
None
Item 6 – Exhibits
The following exhibits are filed as part of this report:

4.1	Form of Warrant Agreement to be entered into by and between Teekay Offshore Partners L.P. and each of Brookfield TK TOLP L.P. and Teekay Holdings Limited*

4.2	Form of Second Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. to be entered into by and between Teekay Holdings Limited and Brookfield TK TOGP L.P.*

4.3	Form of Registration Rights Agreement to be entered into by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P.*

10.1	Investment Agreement, dated as of July 26, 2017, by and between Teekay Offshore Partners L.P. and Brookfield TK TOLP L.P.*

10.2	Investment Agreement, dated as of July 26, 2017, between Teekay Offshore Partners L.P. and Teekay Holdings Limited*

10.3	Purchase Agreement, dated as of July 26, 2017, between Teekay Holdings Limited and Brookfield TK TOGP L.P.*

10.4	Amended and Restated Subordinate Promissory Note, dated as of July 26, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P.*

* Previously filed as an exhibit to the Partnership's report on Form 6-K (File No. 001-33198), furnished to the SEC on August 1, 2017 and hereby incorporated by reference to such report.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188543) FILED WITH THE SEC ON MAY 10, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-193301) FILED WITH THE SEC ON JANUARY 10, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206461) FILED WITH THE SEC ON AUGUST 19, 2015

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212782) FILED WITH THE SEC ON JULY 29, 2016

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213229) FILED WITH THE SEC ON AUGUST 22, 2016

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: August 28, 2017	By:	/s/ Edith Robinson
Edith Robinson Secretary